dATED 21 june 2012

(1)	DIERK REUTER AND MATTHEW WILHELM

(2)	FXCM UK MERGER LIMITED

(3)	FXCM HOLDINGS, LLC

(4)	FXCM Inc.

AGREEMENT

RELATING TO THE SALE AND PURCHASE OF the whole of the issued share capital of LUCID MARKETS trading limited

Reed Smith LLP The Broadgate Tower 20 Primrose Street London EC2A 2RS Phone: +44 (0) 203 116 3000 Fax: +44 (0) 203 116 3999 DX 1066 City reedsmith.com

CONTENTS

clause

1	INTERPRETATION	1
2	CONDITION precedent	1
3	SALE and purchase of the shares	3
4	CONSIDERATION	3
5	BUY-OUT and buy-back	5
6	anniversary shares	9
7	COMPLETION	12
8	post-COMPLETION adjustments	12
9	sellers' WARRANTIES	13
10	FXCM WARRANTIES	15
11	INDEMNITIES	15
12	Pre-completion obligations	16
13	post-completion obligations	17
14	CLAIMS; escrow	19
15	restrictive covenants	22
16	SERVICE OF NOTICES	23
17	announcements	25
18	costs	25
19	currency conversioN	25
20	interest on late payments	25
21	no set-off	26
22	grossing up	26
23	entire agreement	26
24	variation	28
25	waiver	28
26	effect of completion	28
27	third party rights	28
28	assignment and successors	28
29	severance	29
30	several liability	29
31	further assurance	29
32	counterparts	30
33	governing law and jurisdiction	30

Schedule

SCHEDULE 1		32
the sellers		32
schedule 2		33
The Company		33
SCHEDULE 3		34

CONTENTS PAGE 1

Completion	34
SCHEDULE 4	37
sellers’ Warranties	37
Part 1 - sellers’ title AND CAPACITY	37
part 2- General	37
Part 3 - Company Intellectual Property and IP Licences	47
part 4 - ict systems	49
part 5 - PARTNERS	50
Part 6 - The propertY	51
Part 7 – Tax	51
SCHEDULE 5	56
FXCM warranties	56
SCHEDULE 6	59
sellers protection	59
SCHEDULE 7	64
BUYER protection	64
schedule 8	68
restrictive covenants	68
Part 1 – SELLERS’ INITIAL SHARES COVENANT	68
Part 2 – SELLERS’ RETAINED SHARES COVENANT	69
Part 3 – BUYERS’ BUY BACK COVENANT	71
schedule 9	73
TAX SCHEDULE	73
schedule 10	87
Loan note form	87
schedule 11	93
interpretation	93

CONTENTS PAGE 2

this AGREEMENT (the "Agreement") is made on 21 June 2012

among:

(1)	Dierk Reuter and Matthew Wilhelm whose principal place of business is 30 Crown Place, London EC4A 2EB, United Kingdom (the "Sellers" and each a "Seller");

(2)	FXCM UK Merger Limited, a company incorporated in England and Wales with company number 8098397 having its registered office at the Northern and Shell Building, 10 Lower Thames Street, Eighth Floor, London EC3R 6AD (the "Buyer");

(3)	FXCM Holdings LLC, a Delaware limited liability company whose principal place of business is at 55 Water Street, 50th Floor, New York, New York, 10041, United States of America (“Holdings”); and

(4)	FXCM Inc., a Delaware corporation whose principal place of business is at 55 Water Street, 50th Floor, New York, New York, 10041, United States of America (“FXCM Inc.”, together with the Buyer and Holdings, the “FXCM Parties”).

whereas:

Each Seller has agreed to sell and the Buyer has agreed to buy the Initial Shares and the Seller has agreed to grant the Buyer an option to acquire the Retained Shares on the terms and subject to the conditions of this Agreement and the other Transaction Documents.

1	INTERPRETATION

1.1	Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 11.

1.2	The headings in this Agreement are for convenience only and shall not affect its interpretation.

1.3	Each of the Schedules shall form part of this Agreement and shall have effect as if set out in this Agreement. Accordingly, any reference to "this Agreement" shall include the Schedules.

2	CONDITION precedent

2.1	Completion is conditional upon the satisfaction or waiver (if made in accordance with the provisions hereof) of a condition precedent that, before the Long Stop Date, clearance has been received from the HM Revenue & Customs in response to the letter submitted by e-mail to HM Revenue & Customs on behalf of the Sellers by Berg Kaprow Lewis on 10th June 2012.

2.2	The Sellers undertake to the Buyer to use all reasonable endeavours to ensure that the Condition is fulfilled as soon as reasonably practicable after, and in any event, prior to the Long Stop Date.

2.3	Each of the parties agrees that it shall, and the Sellers agree that upon a request from the Buyer they shall procure that the Company shall, promptly co-operate with, and provide all necessary information and other assistance reasonably required by such other party in connection with the satisfaction of the Condition, including for the purposes of the provision of such information to any Governmental Authority as shall be necessary in connection with the satisfaction of the Condition. The parties further agree that, if it becomes reasonably apparent that the Condition will be obtained only subject to conditions, obligations, undertakings and/or modifications (each a "Commitment"), the parties shall offer and accept and agree to such Commitments, provided that:

(a)	the Sellers shall not be required to offer, accept and agree to any such Commitment where it would have a material adverse effect on (i) any undertaking or business, activities or assets of any undertaking that is Controlled by any of the Sellers at any time before the HM Revenue & Customs issues the requested clearance; or (ii) the Business; and

(b)	the Buyer shall not be required to offer, accept and agree to any such Commitment where it would have a material adverse effect on the financial performance of (i) any Member of the Buyer Group; or (ii) the Business.

2.4	Each of the Buyer and the Sellers:

(a)	shall give notice in writing to the other(s) that the Condition has been satisfied as soon as practicable and in any event within two Business Days of becoming aware of the fact; and

(b)	disclose to the others in writing any matter, fact or circumstance of which it becomes aware which will or might reasonably be expected to prevent the Condition from being satisfied on or prior to the Long Stop Date.

2.5	The Condition may only be waived by written agreement of the Sellers.

2.6	If the Condition remains unsatisfied as at the Long Stop Date and has not been waived on or before that date in accordance with this Agreement, the Sellers and the Buyer shall each have the option, in each case exercisable by notice in writing to the other parties to be served at least five Business Days prior to the Long Stop Date, to elect to effect a sale of the Business by the Company to the Buyer under the terms of an assets sale and purchase agreement that replicates to the fullest extent possible the terms and conditions set forth in this Agreement in which event the parties agree to use all reasonable endeavours to implement such assets sale and purchase agreement and, except for clauses 1, 16, 17, 18, 23, 24, 25, 27, 28, 29, 32 and 33, this Agreement shall lapse and no party shall make any claim against any other in respect of this Agreement, except for any antecedent breach.

3	SALE and purchase of the shares

3.1	Each of the Sellers shall sell the Initial Shares set opposite its name in column 2 of Schedule 1 with full title guarantee and the Buyer shall buy the Initial Shares on the terms and subject to the conditions of this Agreement.

3.2	The Initial Shares shall be sold free from all Encumbrances and with all rights attaching to them as at Completion.

3.3	Neither the Buyer nor the Sellers shall be obliged to complete the sale and purchase of any of the Initial Shares unless the sale and purchase of all of the Initial Shares is completed simultaneously in accordance with this Agreement.

3.4	Each of the Sellers unconditionally and irrevocably waives all rights and restrictions (including all rights of pre-emption) which may exist for its benefit under the articles of association of the Company or otherwise in respect of the Shares to be sold by it under this Agreement.

4	CONSIDERATION

4.1	The “Consideration” shall be –

(a)	in relation to the Initial Shares, the allotment by the Buyer to each Seller of such Seller’s Relevant Proportion of:

(i)	the Completion Loan Notes in accordance with paragraph 1 of Schedule 3;

(ii)	if applicable, the Additional Loan Notes in accordance with clauses 8.3 to 8.5;

(iii)	the Anniversary Loan Notes in accordance with paragraph 1 of Schedule 3;

(b)	in relation to the Retained Shares, the allotment by the Buyer to each Seller of such Sellers’ Relevant Proportion of the Buy-Out Loan Notes in accordance with clause 5.4.

4.2	Any payment made by the Sellers to the Buyer under, or in respect of any breach of, any provision of this Agreement shall be treated as a reduction of the Consideration insofar as possible.

4.3	The parties agree that prior to each allotment of a portion of the Consideration, the Sellers shall notify the Buyer in writing of the relevant Ordinary Members' Proportion (if any). and the Buyer agrees to:

(a)	allot to the Company the Ordinary Members’ Proportion of the Completion Loan Notes in accordance with paragraph 1 of Schedule 3;

(b)	allot to the Company the Ordinary Members’ Proportion of the Anniversary Loan Notes in accordance with paragraph 1 of Schedule 3; and

(c)	allot to the Company the Ordinary Members’ Proportion of the Buy-Out Loan Notes in accordance with clause 5.4;

(collectively the "Ordinary Members' Entitlement"), it being agreed that the Company shall, and the parties shall procure that the Company, assign such notes to the Ordinary Members pursuant to the Ordinary Members’ Contingent Payment Agreement.

4.4	FXCM Inc, Holdings and the Buyer shall take all actions necessary in order to enable the Sellers and the Ordinary Members to (and the Sellers shall and shall procure that the Ordinary Members shall) exchange their respective Buy-Out B Loan Notes and Anniversary Loan Notes for FXCM Shares as follows:

(a)	immediately upon allotment of the Anniversary Loan Notes to the Sellers and to the Company (with respect to the Ordinary Members' Proportion) and upon assignment of the Ordinary Members' Proportion of such notes to the Ordinary Members, all Anniversary Loan Notes shall be exchanged by the Sellers and the Ordinary Members for equivalent loan notes issued by Holdings and, immediately thereafter (but only after the NYSE shall have approved the relevant NYSE SLA filed pursuant to clause 12.5), such loan notes issued by Holdings shall be exchanged for a total of 9,000,000 FXCM Shares;

(b)	immediately upon allotment of the Buy-Out B Loan Notes to the Sellers and to the Company (with respect to the Ordinary Members' Proportion) and upon assignment of the Ordinary Members' Proportion of such notes to the Ordinary Members, all Buy-Out B Loan Notes shall be exchanged by the Sellers and the Ordinary Members for equivalent loan notes issued by Holdings and, immediately thereafter (but only after the NYSE shall have approved the relevant NYSE SLA filed pursuant to clause 12.5), such loan notes issued by Holdings shall be exchanged for the relevant number of FXCM Shares calculated pursuant to clauses 5.3 and 5.4.

4.5	Holdings and the Buyer shall take all actions necessary in order to enable the Sellers and the Ordinary Members to (and the Sellers shall and shall procure that the Ordinary Members shall) exchange their respective Completion Loan Notes, Additional Loan Notes and Buy-Out A Loan Notes immediately upon allotment of the Completion Loan Notes, Additional Loan Notes or Buy-Out A Loan Notes (as applicable) to the Sellers and to the Company (with respect to the Ordinary Members' Proportion) and upon assignment of the Ordinary Members' Proportion of such notes to the Ordinary Members, all Completion Loan Notes, Additional Loan Notes and Buy-Out A Loan Notes (as applicable) shall be exchanged by the Sellers and the Ordinary Members for equivalent loan notes issued by Holdings. Each of the Sellers shall, and the Sellers shall ensure that each Ordinary Member undertakes to, hold such loan notes issued by Holdings free from all Encumbrances and shall not, and shall not agree to, transfer or otherwise dispose of such loan notes or any interest in them.

4.6	For the avoidance of doubt the Ordinary Members’ Entitlement shall not be deemed to be part of the Consideration. Any payment received from an Ordinary Member in respect of a liability under this Agreement shall be payable to the Company.

5	BUY-OUT and buy-back

5.1	For the purposes of this clause 5:

‘Buy-Back Amount’ means the amount calculated in accordance with clause 5.11;

‘Buy-Back Calculation’ means the calculation of the Buy-Back Amount delivered to the Sellers in accordance with clause 5.9;

‘Buy-Back Notice’ means a written notice delivered by the Buyer to the Sellers in accordance with clause 5.9;

‘Buy-Out A Loan Notes’ means the US dollar buy-out A loan notes in the form set out in Schedule 10 to be issued by the Buyer pursuant to clause 5.4;

‘Buy-Out Amount’ means the amount calculated in accordance with clause 5.3;

‘Buy-Out B Loan Notes’ means the US dollar buy-out B loan notes in the form set out in Schedule 10 to be issued by the Buyer pursuant to clause 5.4;

‘Buy-Out Calculation’ means the calculation of the Buy-Out Amount delivered to the Sellers in accordance with clause 5.2;

‘Buy-Out Loan Notes’ means the Buy-Out A Loan Notes and the Buy-Out B Loan Notes;

‘Buy-Out Notice’ means a written notice delivered by the Buyer to the Sellers in accordance with clause 5.2;

‘Buy-Out Notice Date’ means the date of the Buy-Out Notice;

‘Buy-Out Reference Date’ means the last day of the calendar month immediately preceding the calendar month during which the Buy-Out Notice Date occurs;

‘Profit Share Amounts’ means (i) the sum of the Lucid P/L BD plus the New Business P/L BD payable to the Sellers and, under the LLP Agreement, the Ordinary Members in accordance with the Shareholders Agreement in respect of the 6 (six) calendar months ending on the Buy-Out Reference Date minus (ii) 15% of the sum of the Lucid P/L BD plus the New Business P/L BD payable under the Shareholders Agreement in respect of the 6 (six) calendar months ending on the Buy-Out Reference Date.

5.2	The Buyer may at any time after the Completion Date deliver a Buy-Out Notice to the Sellers provided, however, that the Buyer shall not be permitted to deliver a Buy Out Notice to the Seller (and such right shall forever lapse) if and from the time that any FXCM Party becomes Insolvent. For the purposes of this clause 5, a Buy-Out Notice shall be deemed as having been served to the Sellers on the date of an FXCM Change of Control. The Buyer shall within 20 Business Days of the Buy-Out Notice Date deliver to the Sellers a calculation of the Buy-Out Amount.

5.3	The Buy-Out Amount shall be an amount equal to “A” multiplied by “B” where:

“A” = twice the sum of the Profit Share Amounts;

“B” = the greater of (i) 4 (four) and (ii) 80% (eighty per cent) of the FXCM EBITDA Multiple;

“FXCM EBITDA Multiple” means the number resulting from the following calculation:

(i) {(“C” multiplied by “D”) minus “E” plus “F”}; divided by (ii) “G”

and for these purposes:

“C” = the total number of FXCM Shares calculated on a fully diluted basis, as shown in most recent Form 10-Q or Form 10-K filed by FXCM with the US Securities and Exchange Commission on or prior to the Buy-Out Notice Date.

“D” = the average closing price on the New York Stock Exchange of each FXCM Share for the thirty (30) consecutive NYSE Trading Days ending on the last NYSE Trading Day prior to the Buy-Out Notice Date;

“E” = the cash of FXCM Inc as shown in most recent Form 10-Q or Form 10-K filed by FXCM with the US Securities and Exchange Commission on or prior to the Buy-Out Notice Date;

“F” = the debt of FXCM Inc as shown in most recent Form 10-Q or Form 10-K filed by FXCM with the US Securities and Exchange Commission on or prior to the Buy-Out Notice Date;

“G” = twice the FXCM EBITDA for the 6 (six) calendar months ending on the Buy-Out Reference Date;

‘FXCM EBITDA’ means the Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) calculated on the same basis as is used for FXCM Inc’s U.S. Securities and Exchange Commission filings; and

5.4	Within 5 Business Days of the Buy-Out Calculation being agreed or determined in accordance with this clause 5:

(a)	the Sellers shall deliver to the Buyer:

(i)	transfers of the Retained Shares duly executed by the registered holder(s) in favour of the Buyer (or such other person as it may nominate) (together with any power of attorney under which such transfers have been executed, if applicable);

(ii)	the certificates for the Retained Shares or an indemnity in the agreed form for any lost certificates;

(b)	the Buyer shall unless agreed otherwise by the Buyer and the Sellers issue fifty-eight (58) per cent of the Buy-Out Loan Notes in the form of Buy-Out A Loan Notes and forty-two (42) per cent of the Buy-Out Loan Notes in the form of Buy-Out B Loan Notes. The Buy-Out Loan Notes shall be allocated to the Sellers as set forth in clause 4.1(b) and the Company (for the benefit of the Ordinary Members) as set forth in clause 4.3 (c). The day or days on which any Buy-Out Payments are to be made pursuant to the Buy-Out Loan Notes shall be decided by the Buyer and specified in the Buy-Out Loan Notes provided that all Buy-Out Payments shall be made on or prior to the fifth anniversary of the Completion Date.

5.5	If within 20 Business Days following the delivery of the Buy-Out Calculation to the Sellers in accordance with clause 5.2, neither of the Sellers has given the Buyer written notice of his objection to the Buy-Out Calculation (which notice shall state in reasonable details the basis of the Sellers' objection) then the Buy-Out Calculation shall be binding and conclusive on the Buyer and the Sellers.

5.6	If one or both Sellers give the Buyer written notice of his/their objection to the Buy-Out Calculation within 20 Business Days following delivery of the Buy-Out Calculation to the Sellers and if the Sellers and the Buyer fail to resolve the issues outstanding with respect to the determination of the Buy-Out Calculation within 15 Business Days after the Buyer’s receipt of the Seller(s) notice of objection either a Seller or the Buyer may at any time after that date refer the matter or matters in dispute to such independent firm of chartered accountants as they shall agree or, in default of agreement within 10 Business Days of any proposal for the appointment of such accountants, as shall be appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either one or both Sellers or the Buyer.

5.7	The independent firm of chartered accountants referred to in clause 5.6 shall determine the matter or matters in dispute acting as experts not as arbitrators and their decision shall be final and binding. The Sellers and the Buyer agree that they shall instruct any independent firm of chartered accountants appointed under clause 5.6 to:

(a)	deliver their determination of the matters in dispute as soon as practicable to the Sellers and the Buyer in writing;

(b)	state what adjustments (if any) are necessary to the Buy-Out Calculation in respect of each of the matters in dispute, in order to comply with the requirements of this Agreement; and

(c)	accordingly, not to determine any other matter or propose adjustments to the Buy-Out Calculation not directly relating to the matter in dispute.

5.8	The fees and expenses of the independent firm of chartered accountants referred to in clause 5.6 shall be borne by the Buyer and Sellers in such proportions as the independent firm of chartered accountants shall in their discretion determine.

5.9	If no Buy-Out Notice is delivered (or deemed delivered pursuant to clause 5.2) on or prior to the fourth anniversary of the Completion Date then the Sellers shall, subject to Clause 5.10, be entitled, by notice in writing served on the Buyer within 30 days of the fourth anniversary of the Completion Date, to require the Buyer to sell all the Initial Shares to the Sellers. The Buyer shall within 20 Business Days of the Buy-Back Notice Date deliver to the Sellers a calculation of the Buy-Back Amount.

5.10	The Sellers shall not be entitled to serve a Buy-Back Notice unless the sum of the Lucid P/L BD plus the New Business P/L BD (as defined in the Shareholders Agreement) was on average equal to or greater than USD1,500,000 (one million five hundred thousand US dollars) per month for both (i) the period between the Completion Date and the Buy-Back Notice Date; and (ii) for the six calendar months immediately preceding the Buy-Back Notice Date.

5.11	The Buy-Back Amount shall be an amount equal to 75% (seventy-five per cent) of what the Buy-Out Amount would be, in accordance with clauses 5.3, using as Buy-Out Reference Date the last day of the calendar month immediately preceding the calendar month during which the Buy-Back Notice Date occurs.

5.12	Within 5 Business Days of the Buy-Back Calculation being agreed or determined in accordance with this clause 5:

(a)	the Buyer shall deliver to the Sellers:

(i)	transfers of the Initial Shares duly executed by the registered holder(s) in favour of the Sellers (or such other person as they may nominate) (together with any power of attorney under which such transfers have been executed, if applicable);

(ii)	the certificates for the Initial Shares or an indemnity in the agreed form for any lost certificates;

5.13	The provisions of clauses 5.5 to 5.8 shall apply mutatis mutandis in relation to the Buy-Back Calculation.

6	anniversary shares

6.1	Each of the Sellers shall, and the Sellers shall ensure that each Ordinary Member undertakes to, hold the Anniversary Shares issued to him free from all Encumbrances and shall not, and shall not agree to, transfer or otherwise dispose of such Anniversary Shares or any interest in them except as set out in this Agreement. Upon issue the Anniversary Shares will be placed into the Escrow Account and shall be released in accordance with this clause 6.

6.2	The parties agree that, following the completion of a Buy-Out or a Buy-Back, the Sellers and the Ordinary Members shall be entitled to sell all Anniversary Shares and that the terms and conditions set forth in clauses 6.3, 6.4, 6.5 and 6.6 shall no longer apply.

6.3	Save as set forth in clause 6.2 and subject to clauses 6.4 and 6.6, the Sellers and the Ordinary Members, at any time on or after the dates listed below shall each be entitled, in compliance with FXCM Inc. trading policies and applicable law, to sell up to the following numbers of Anniversary Shares:

(a)	at any time on or after the Completion Date up to such Seller’s Relevant Proportion or such Ordinary Member’s Proportion (as the case may be) of 1,800,000 (one million eight hundred thousand) Anniversary Shares;

(b)	at any time on or after the first anniversary of the Completion Date up to such Seller’s Relevant Proportion or such Ordinary Member’s Proportion (as the case may be) of in aggregate (i.e. including any Anniversary Shares sold prior to such first anniversary) of 3,000,000 (three million) Anniversary Shares;

(c)	at any time on or after the second anniversary of the Completion Date up to such Seller’s Relevant Proportion or such Ordinary Member’s Proportion (as the case may be) of an aggregate (i.e. including any Anniversary Shares sold prior to such second anniversary) of 6,000,000 (six million) Anniversary Shares;

(d)	at any time on or after the third anniversary of the Completion Date all of such Seller’s Relevant Proportion or such Ordinary Member’s Proportion (as the case may be) of his Anniversary Shares;

provided that the numbers referred to above shall be reduced by the sum of (i) the number (if any) of Anniversary Shares that each Seller or Ordinary Member is required to transfer pursuant to clause 6.4 and (ii) the number of Anniversary Shares that each Seller or Ordinary Member is required to transfer to FXCM Inc. pursuant to Clause 14 and (iii) the number of Anniversary Shares that are held in the Escrow Account or otherwise withheld pursuant to clause 14.

6.4	Except as set forth in clause 6.3, no Seller may, and each Seller shall ensure no Ordinary Member may, as the case may be, Transfer all or any portion (Seller’s Relevant Proportion or such Ordinary Member’s Proportion) of its Anniversary Shares without the prior written consent of FXCM Inc., which consent may be given or withheld, or made subject to such conditions as are determined by FXCM Inc., in each case in FXCM Inc.’s sole discretion. Any purported Transfer of the Anniversary Shares that is not in accordance with, or subsequently violates, this Agreement shall be, to the fullest extent permitted by law, null and void.

6.5	The following condition shall be tested by reference to the first, second and third anniversary of the Completion Date (the ‘Anniversary Dates’): the sum of the Lucid P/L BD plus the New Business P/L BD (as defined in the Shareholders Agreement) was on average equal to or greater than USD1,500,000 (one million five hundred thousand US dollars) per month for both (i) the period between the Completion Date and such Anniversary Date; and (ii) for the six calendar months immediately preceding such Anniversary Date. If this condition is not satisfied:

(a)	on the first anniversary of the Completion Date, each of the Sellers shall, and shall ensure that each of the Ordinary Members undertakes to, transfer to FXCM Inc or its nominee such Seller’s Relevant Proportion and to the Company such Ordinary Member’s Proportion of 1,200,000, (one million two hundred thousand) Anniversary Shares;

(b)	on the second anniversary of the Completion Date, each of the Sellers shall, and shall ensure that each of the Ordinary Members undertakes to, transfer to FXCM Inc or its nominee such Seller’s Relevant Proportion and to the Company such Ordinary Member’s Proportion of 3,000,000 (three million) Anniversary Shares;

(c)	on the third anniversary of the Completion Date, each of the Sellers shall, and shall ensure that each of the Ordinary Members undertakes to, transfer to FXCM Inc or its nominee such Seller’s Relevant Proportion and to the Company such Ordinary Member’s Proportion of 3,000,000 (three million) Anniversary Shares.

6.6	If, prior to the completion of a Buy-Out or a Buy-Back, any Seller shall cease to be engaged on a full time basis in the business of the Company or any other entity Controlled by FXCM Inc for reasons other than such Seller's death or incapacity, then that Seller shall not be entitled to sell any Anniversary Shares (other than Anniversary Shares already sold in compliance with clause 6.3) until the earlier of (i) the occurrence of an FXCM Change of Control or (ii) the eighth anniversary of the Completion Date.

6.7	The Anniversary Shares shall be registered on FXCM Inc’s stock transfer books in the name of the Seller (or Ordinary Member as appropriate) in book entry or electronic form. Any Anniversary Shares issued in book entry or electronic form shall contain the following legend, and each Seller covenants that, except to the extent such restrictions are waived by FXCM Inc., each shall comply with the restrictions described on such legend until such time (i) following a sale of such Anniversary Shares pursuant to an effective registration statement, or (ii) following a sale of such Anniversary Shares pursuant to Rule 144 or (iii) pursuant to Section 4(1) under the Securities Act. Following such time as restrictive legends are not required to be placed on the Anniversary Shares pursuant to the preceding sentence, FXCM Inc will cause such certificates representing such Anniversary Shares to be free from all restrictive and other legends.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ISSUED PURSUANT TO AND SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER PROVISIONS OF A SHARE AND PURCHASE AGREEMENT, DATED JUNE 14, 2012, BETWEEN THE ISSUER OF THESE SECURITIES AND THE SELLER REFERRED TO THEREIN, A COPY OF WHICH IS ON FILE WITH THE ISSUER. THESE SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH SAID AGREEMENT. ANY SALE OR OTHER TRANSFER NOT IN COMPLIANCE WITH SAID AGREEMENT WILL BE VOID.

7	COMPLETION

7.1	The sale and purchase of the Initial Shares shall be completed at the offices of the Buyer Solicitors after the last of the Conditions is satisfied or waived in accordance with this Agreement or at such other place or time, or on such other date, as the Sellers and the Buyer may agree.

7.2	At Completion the Buyer shall deliver or take (or cause to be delivered or taken) the documents and actions listed in Part A of Schedule 3 and the Sellers shall deliver or take (or cause to be delivered and taken) the documents and actions listed in Part B of Schedule 3, in each case, in so far as they have not already been delivered or taken.

7.3	If the deliverables referred to in paragraph 1(a) of Part 1 of Schedule 3 and paragraphs 1(a) and (b) of Part 2 of Schedule 3 are not provided at Completion, the Buyer (in the case of non-compliance by the Sellers) or the Sellers (in the case of non-compliance by the Buyer) shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to claim damages) by written notice to the other, served on such date to defer Completion to date being a Business Day not more than 60 days after the date of the notice (the “Deferred Completion Date”), in which case the foregoing provisions of this clause 7 shall apply to Completion so deferred.

7.4	If, on the Deferred Completion Date, deliverables referred to in paragraph 1(a) of Part 1 of Schedule 3 and paragraphs 1(a), (b), (f) and (g) of Part 2 of Schedule 3 are not provided, the Buyer (in the case of non-compliance by the Sellers) or the Sellers (in the case of non-compliance by the Buyer) shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to claim damages) by written notice to the other, to rescind this Agreement.

7.5	The provisions of the Tax Schedule shall take effect and be operative from Completion.

8	post-COMPLETION adjustments

8.1	Within 120 days of Completion, the Sellers shall (i) prepare a completion statement of the Company on the same basis and using the accounting principles, policy, procedures and practices consistently applied as used in preparing the Audited Accounts, showing the amount of Company's Indebtedness and Company's Cash (the “Draft Completion Statement”) and (ii) deliver the Draft Completion Statement to the Buyer.

8.2	The provisions of clauses 5.5 to 5.8 shall apply mutatis mutandis in relation to the calculation of the Company's Indebtedness and Company's Cash provided that references to “Buy Out Calculation” shall be read as “Draft Completion Statement” and all references therein to the "Sellers" shall be read as references to the "Buyer" and vice versa.

8.3	If the Completion Statement agreed or determined pursuant to clause 8.2 (the “Final Completion Statement”) shows that the Company's Cash exceeds the Company's Indebtedness then the Buyer shall issue to the Sellers the Additional Loan Notes for a nominal amount equal to the amount by which Company’s Cash exceeds Company’s Indebtedness on the Final Completion Statement.

8.4	If the Final Completion Statement shows that the Company’s Indebtedness exceeds the Company’s Cash then interest shall immediately cease to accrue on, and the Buyer shall (or shall cause the relevant Member of the Buyer Group to) set-off against any payment to be made under the Completion Loan Notes, an amount equal to the amount by which the Company’s Indebtedness exceeds Company’s Cash on the Final Completion Statement.

8.5	The Additional Loan Notes shall be issued by the Buyer to each Seller on the basis of a proportion to be notified by the Sellers to the Buyer no less than three Business Days prior to issuance of the Additional Loan Notes; it being agreed that the Additional Loan Notes shall be payable on the same terms and conditions as the Completion Loan Notes (which includes for the avoidance of doubt, a six (6) month term and three and a half per cent. (3.5%) rate of interest per annum).

9	sellers' WARRANTIES

9.1	The Sellers warrant to the Buyer in the terms set out in Schedule 4 as at the Effective Date and, subject to clause 9.10, as at Completion.

9.2	The provisions of Schedule 6 shall limit or exclude, as the case may be, the liability of the Sellers.

9.3	The Seller shall not be liable in respect of any Warranty Claim or claim for breach of any of the Tax Warranties (other than a Title Warranty Claim) to the extent that the facts and circumstances giving rise to such Claim are Disclosed.

9.4	Each of the Warranties is a separate warranty and except as expressly provided to the contrary in this Agreement shall not be restricted in its extent or application by the terms of any of the other Warranties or by any other term of this Agreement.

9.5	The Sellers’ liability under the Warranties shall not be increased or reduced in consequence of any subsequent sale or sub-sale by the Buyer of the Shares or any of them, or all or any of the assets of the Company, which sale or sub-sale shall be wholly disregarded for the purpose of calculating the amount of such liability as long as such sale or sub-sale does not result in an increase of the Sellers' liability (and in particular, the liability under clause 22).

9.6	The parties agree that any Claim shall be satisfied only as set forth in clause 14.

9.7	The Buyer warrants to the Sellers, that it is not aware as at the Effective Date of any fact, matter or circumstance which, to its knowledge as at the Effective Date, would, or would be reasonably likely to, entitle it either at any time prior to Completion or with the passage of time to make any Warranty Claim, any Indemnity Claim or claim for breach of any of the Tax Warranties.

9.8	The Sellers warrant to the Buyer, that they are not aware as at the Effective Date of any fact, matter or circumstance which, to their knowledge as at the Effective Date, would, or would be reasonably likely to, entitle them either at any time prior to Completion or with the passage of time to make any claim for breach of any of the warranties contained in Schedule 5.

9.9	Each of the Sellers hereby waives to the extent permissible at law any right which he may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any Partner, director, officer or consultant of the Company for the purpose of assisting the Sellers to give any of the Warranties or to prepare the Disclosure Letter.

9.10	From time to time prior to Completion, the Sellers shall promptly supplement or amend the Disclosure Letter by written notice to the Buyer with respect to any matter arising after the date hereof that, if existing or known at, or occurring on or prior to, the Effective Date, would have or might have given rise to a claim under the Warranties.

9.11	If any fact, matter or circumstance becomes known to the Buyer (whether by way of a written notice pursuant to clause 9.10 or otherwise) after the parties have entered into this Agreement but prior to Completion for which (disregarding for these purposes clause 9.6) the Sellers are (or would be if Completion had occurred by such time) liable under the Warranties then the Buyer shall be entitled (in addition to and without prejudice to all other rights or remedies available to the Buyer, save that the Buyer shall have no right to rescind this Agreement) to be paid by the Sellers an amount equal to the amount for which the Sellers are (or would be if Completion had occurred by such time) liable.

9.12	The Buyer undertakes to the Sellers, and each of the Sellers undertake to the Buyer that in the absence of fraud it has no rights against and may not make any claim against the other, any of their Connected Persons or Representatives on whom it may have relied before agreeing to any term of, or entering into, this Agreement or other document referred to herein other than as expressly set out herein or in the Transaction Documents.

9.13	For the purpose of this Agreement, any fact, matter or circumstance of which the Buyer is stated to be aware (or not aware) or have knowledge of (or not have knowledge of) shall be read as referring to the actual knowledge of Drew Niv, Robert Lande, Kenneth Grossman, David Sassoon, John O’Neil, Jared Verteramo and William Ahdout (without having made any enquiry).

10	FXCM WARRANTIES

10.1	The FXCM Parties warrant to the Sellers in the terms set out in Schedule 5 as at the Effective Date and as at Completion.

10.2	The provisions of Schedule 7 shall limit or exclude, as the case may be, the liability of the FXCM Parties.

10.3	The FXCM Parties shall not be liable in respect of any FXCM Warranty Claim to the extent that the facts and circumstances giving rise to such FXCM Warranty Claim are fairly disclosed in the FXCM Letter in sufficient detail to enable the Sellers to understand their nature and scope.

10.4	From time to time prior to Completion, the FXCM Parties shall promptly supplement or amend the Disclosure Letter by written notice to the Sellers with respect to any matter arising after the date hereof that, if existing or known at, or occurring on or prior to, the Effective Date, would have or might have given rise to a claim under the FXCM Warranties.

10.5	If any fact, matter or circumstance becomes known to the Sellers (whether by way of a written notice pursuant to clause 10.4 or otherwise) after the parties have entered into this Agreement but prior to Completion for which the FXCM Parties are (or would be if Completion had occurred by such time) liable under the Warranties then the Sellers shall be entitled (in addition to and without prejudice to all other rights or remedies available to the Sellers, save that the Sellers shall have no right to rescind this Agreement) to be paid by the FXCM Parties an amount equal to the amount for which the FXCM Parties are (or would be if Completion had occurred by such time) liable.

11	INDEMNITIES

11.1	Subject always to the limitations expressly set out in this Agreement and in particular subject to the terms of clause 14, each Seller undertakes to indemnify, keep indemnified and hold harmless the Buyer and the Company against all Losses which are suffered or incurred by either of them and which arise out of or in connection with:

(a)	except as Disclosed, the Company not being the sole legal and beneficial owner of the Company Intellectual Property free from all Encumbrances; or

(b)	the Company Intellectual Property or anything done in the conduct of the business of the Company or LM LLP infringing or having infringed any Intellectual Property Rights of a third party or placing the Company or LM LLP in breach of any Intellectual Property Rights of a third party;

(c)	the Company or LM LLP having carried on or been engaged at any time in any business or activities other than the Business from offices in London;

(d)	any party to the LLP Transfer Agreement having failed to perform or being in breach in any material respect of any of its obligations under the LLP Transfer Agreement; or

(e)	any claim of any kind whatsoever by or on behalf of any Ordinary Member or any former member of LM LLP (or any of their ultimate beneficial owners or vehicles through which such beneficial owners own such Ordinary Members or former members of LM LLP) that such Ordinary Member or former member of LM LLP (or any of their ultimate beneficial owners or vehicles through which such beneficial owners own such Ordinary Members or former members of LM LLP) is, as a result of or otherwise in connection with (i) the Transaction or (ii) any period or events prior to Completion, entitled to any payments in addition to the Ordinary Members' Entitlement.

11.2	Notwithstanding the provisions of clause 11.1, the Buyer shall not be entitled to indemnity from the Sellers to the extent that the Losses referred to in clause 11.1 result from fraud or wilful default of the Buyer or any Member of the Buyer Group or breach by the Buyer of any of the undertakings and obligations given by the Buyer under this Agreement.

12	Pre-completion obligations

12.1	Subject to clause 12.2, the Sellers shall procure that during the period from the Effective Date to Completion the Company and, to the extent relevant, LM LLP shall continue to carry on its Business in the normal course in compliance with all laws and regulations applicable to it and in substantially the same manner as the Business has been carried on before the Effective Date.

12.2	Clause 12.1 shall not operate so as to restrict or prevent:

(a)	any matter undertaken at the written request of the Buyer or with its prior written approval (such approval not to be unreasonably withheld or delayed);

(b)	any matter reasonably undertaken by the Company in an emergency or disaster situation with the intention of minimising any adverse effect thereof (and notified to the Buyer as soon as reasonably practicable thereafter);

(c)	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by the Company prior to the Effective Date;

(d)	any act or conduct which the Company is required to take, or omit to take, as a result of, or in order to comply with, any law or regulation;

(e)	the entering into in the ordinary course of business of any contract or commitment which is terminable in accordance with its terms by written notice of six months or less and which is not material in relation to the Company;

(f)	any matters undertaken in order to comply with the requirements of any Governmental Authority; or

(g)	any matter contemplated in this Agreement or another Transaction Document;

provided that wherever practicable prior to undertaking any of the above matters the Sellers shall notify and agree the relevant matter with the Buyer.

12.3	The Buyer shall be entitled on reasonable notice to send any of its directors, officers, employees or advisers to the Property and attend at any office where the Business is carried out at reasonable hours and the Sellers shall procure that such persons shall be entitled to reasonable access to consultants engaged by the Company and for the purposes of monitoring the running of the Business, but not so as to cause disruption to the ongoing Business.

12.4	The rights of the Buyer under clause 12.3 shall be for the purposes only of monitoring the Business and to enable it to enforce its rights hereunder and may not be exercised to the extent prohibited by law. If Completion does not occur in accordance with this Agreement, the Buyer shall immediately return all documentary information obtained pursuant to such clauses and not retain any copies thereof save to the extent required by applicable law.

12.5	The Buyer shall as soon as practicable following (and no later than two Business Days following) the date hereof file with the NYSE a supplemental listing application (the “NYSE SLA”) with respect to the Anniversary Shares and shall make a similar filing in connection with its exercise of the Buy-Out pursuant to clause 5 and use its best endeavors to obtain approval from the NYSE as soon as practicable.

13	post-completion obligations

13.1	The parties agree, and the Buyer and FXCM Inc. shall procure, that:

(a)	as soon as reasonably practicable following Completion and until a Buy-Out or a Buy-Back takes place, a person designated by the Sellers (being one of the Sellers who shall agree in writing to comply with any reasonable restrictions and requirements designated from time to time by FXCM Inc.’s Corporate Governance and Nominating Committee) shall be nominated for appointment to the board of directors of FXCM Inc. at each annual meeting of the shareholders of FXCM Inc.; and

(b)	as soon as reasonably practicable following Completion and until a Buy-Out or a Buy-Back takes place, another person designated by the Sellers shall have visitation rights (but, for the avoidance of doubt, not voting rights) to attend FXCM Inc.'s board meetings and to receive all information provided to the FXCM Inc.'s directors with respect to such meetings

13.2	Holdings shall procure that accounting, secretarial and other mutually agreed services shall be offered by a Member of the Buyer Group to the Company on terms (including as to price) to be agreed between the Company and the relevant Member of the Buyer Group (each acting reasonably).

13.3	Each of the Sellers undertake to the Buyer that -

(a)	as soon as is practicable after Completion they shall use their best endeavours to obtain the release of the Company from any guarantee, indemnity or security given by the Company in connection with any liability of any of the Sellers, any person Controlled by them, the Dormant Lucid Entity and/or any of the Other Lucid Entities and it shall give any further guarantee, indemnity, security or similar obligation which may be required as a condition for such release; and

(b)	from Completion until such release is obtained they shall not and they shall procure that the Sellers, each person Controlled by them, the Dormant Lucid Entity and each of the Other Lucid Entities shall not do or omit to do any act or thing whereby the liability of the Company in respect of such guarantee, indemnity or security is increased or extended;

(c)	they shall indemnify the Buyer and the Company against every liability incurred under any such guarantee, indemnity or security.

13.4	The Sellers shall procure that, subject to obtaining any required approval from any relevant regulatory authority, any or all of the Other Lucid Entities and the Dormant Lucid Entity changes its corporate name within twenty Business Days of a written request by the Buyer to do so.

13.5	As soon as practicable after Completion the Sellers shall send to the Buyer (at such office as it shall specify for the purpose) all records, correspondence, documents, files, memoranda and other papers relating to the Company ("record") not required to be delivered at Completion but required by the Buyer in writing, save with respect to records which are (i) agreed as confidential under the LLP Agreement, or (ii) subject to any contractual provisions requiring (1) counterparty's consent prior to disclosure or (2) such records to be made available to and/or held by the Company's service provider.

13.6	The Buyer and the Sellers will cooperate ensure that following Completion but with effect from the date of Completion all the asset and liabilities of the Company are transferred to Lucid Markets LLP by way of capital contribution to the Lucid Markets LLP.

13.7	The Sellers shall procure that all amounts owed by East Montauk Ltd and Florianopolis Ltd to the Company are repaid in full prior to the date that is 120 days following Completion.

13.8	FXCM Inc. shall procure that its directors’ and officers’ insurance policy provides coverage to the nominee of the Sellers appointed to the Board of directors of FXCM Inc. on the same terms and conditions as other directors of the Board of FXCM Inc. and also to the Sellers or their nominees as directors of the Company and Lucid Markets LLP.

14	CLAIMS; escrow

14.1	At Completion, the Sellers shall, and shall ensure that the Ordinary Members undertake to, transfer into the Escrow Account Completion Loan Notes in an aggregate amount equal to US$20,938,550. The cash and other assets held in the Escrow Account shall be held and released in accordance with the provisions of this clause 14 and the Escrow Agreement, on the date falling 18 months after Completion.

14.2	The parties agree that if any amount, which has been agreed between the Sellers and the Buyer or finally determined by arbitration in accordance with clause 33 ("Final Order") to be payable to the Buyer by the Sellers pursuant to a claim under or in connection with this Agreement, remains unpaid, (the ‘Unpaid Final Claim Amount’) then each Seller shall ensure that (and shall ensure that the Ordinary Members undertake to take the actions listed below so that) the Buyer is entitled to satisfy such amount (in whole or in part) only in the following way and order excluding (save in relation to any claim under clause 2, clause 15 and/or Schedule 8) any further recourse against any of the Sellers or the Ordinary Members:

(a)	first, by release of any cash (either upon joint instruction or pursuant to Final Order) from the Escrow Account (to the extent monies remain standing to the credit of the Escrow Account at the relevant time) in accordance with the provisions of the Escrow Agreement of an amount equal to the outstanding balance of any Unpaid Final Claim Amount (provided that to the extent that the cash amounts remaining in the Escrow Account do not exceed the amounts which the Buyer is entitled to retain pursuant to clauses 14.3, 14.4 and 14.5 in respect of any Unresolved Claim Amounts, the Buyer shall be entitled to satisfy an Unpaid Final Claim Amount (in whole or in part) as set out in the ways set out in (b) below without first using all the cash standing to the credit of the Escrow Account), and

(b)	second, to the extent the amount under clause 14.2(a) is insufficient to satisfy any Unpaid Final Claim Amount, in any one or more of the following ways (as specified by the Buyer):

(i)	by reducing the face amount of the Completion Loan Notes (prior to their maturity date), in each case, by such amount as would satisfy the outstanding balance of any Unpaid Final Claim Amount; and/or

(ii)	by withholding from the Buy-Out Payment (or instructing any third party due to make a Buy-Out Payment to withhold from a Buy-Out Payment) an amount equal to the outstanding balance of any Unpaid Final Claim Amount; and/or

(iii)	by return on demand to FXCM Inc (or to the Company, in the case of the Ordinary Members) of any FXCM Shares received by the Sellers and the Ordinary Members in exchange of the Anniversary Loan Notes and the Buy-Out B Loan Notes and which, at the time that the Unpaid Final Claim Amount is due, are owned by the Sellers and the Ordinary Members, up to a value equal to the outstanding balance of any Unpaid Final Claim Amount, it being understood that Buyer shall not be permitted to demand return of (x) any FXCM Shares that have been sold by the Sellers or the Ordinary Members in accordance with this Agreement, or (y) of the proceeds of any such sale; and/or

(c)	third, to the extent the amount under clause 14.2(a) and any additional amount obtained through any of the mechanisms under clause 14.2(b) is insufficient to satisfy any Unpaid Final Claim Amount, by withholding from any Profit Share Payment an amount equal to the outstanding balance of any Unpaid Final Claim Amount; provided, however, that should the Buyer ask that the balance of any Unpaid Final Claim Amount be satisfied pursuant to this clause (c), each Seller shall be permitted (in its sole discretion) to substitute withholdings from any Profit Share Payment owed to it as and when such Profit Share Payment becomes due, by paying into the Escrow Account the relevant cash amount from the Seller’s own funds.

14.3	Subject to clause 14.5 if the Buyer has made a claim under or in connection with this Agreement which has not been agreed between the Buyer and Sellers and is not the subject of a Final Order then to the extent that the amount of such claim (the ‘Unresolved Claim Amount’) together with any other Unresolved Claim Amounts and any Unpaid Final Claim Amounts exceeds the Escrow Reserve, then the Buyer shall be entitled to require and each Seller agrees that (and shall ensure that the Ordinary Members undertake to take the actions listed below so that) the Escrow Reserve shall then be increased in any one or more of the following ways (as specified by the Buyer):

(a)	by transferring to the Escrow Account the relevant amount from the Buy-Out Payment (or instructing any third party due to make a Buy-Out Payment to transfer the relevant amount from a Buy-Out Payment to the Escrow Account), or

(b)	by requiring any FXCM Shares received by the Sellers and the Ordinary Members in exchange of the Anniversary Loan Notes and the Buy-Out B Loan Notes, and that have not yet been sold by the Sellers or the Ordinary Members in accordance with this Agreement, to be placed in the Escrow Account, or

(c)	should funds placed into Escrow by way of the mechanisms set forth in clause 14.3 (a) and (b) be insufficient to fund the entire Escrow Reserve, by transferring to the Escrow Account Profit Share Payment as and when they are made; provided, however, that should the Buyer ask that the balance of any Escrow Reserve be satisfied pursuant to this clause (c), each Seller shall be permitted (in its sole discretion) to require that instead of transferring to the Escrow Account actual Profit Share Payments as and when such Profit Share Payments become due, the Seller shall pay into the Escrow Account the relevant cash amount from the Seller’s own funds.

14.4	For the purposes of any calculations of value in relation to clauses 14.2 or 14.3, if any part of the payments to be applied towards an Unpaid Final Claim Amount pursuant to clause 14.2 or any part of the amount to be placed in the Escrow Account in respect of an Unresolved Claim Amount pursuant to clause 14.3 is in the form of FXCM Shares, then the value of each such FXCM Share shall be:

(a)	in respect of an Unpaid Final Claim Amount pursuant to clause 14.2 the closing price on the New York Stock Exchange of an FXCM Share on the most recent 30 NYSE Trading Days prior to the date on which the Unpaid Final Claim Amount becomes due;

(b)	in respect of an Unresolved Claim Amount pursuant to clause 14.3, 80% (eighty per cent) of the closing price on the New York Stock Exchange of an FXCM Share on the most recent 30 NYSE Trading Days prior to the date on which the Unpaid Final Claim Amount becomes due.

14.5	Reference to Counsel:

(a)	If the Escrow Reserve has been increased pursuant to clause 14.3 in respect of an Unresolved Claim Amount and the Sellers believe there are no reasonable grounds for the relevant claim or that the amount of the Escrow Reserve in respect of the relevant claim significantly exceeds the Losses that the Buyer could reasonably claim for, then the Sellers shall, by notice in writing to the Buyer within five (5) Business Days of the Escrow Reserve having been so increased, be entitled to request that the claim be reviewed by an independent Leading Counsel based in London (the 'Counsel'). The Sellers and the Buyer shall have five (5) Business Days from the date of receipt by the Buyer of the above notice to agree on the identity of the Counsel to be appointed. Failing such agreement, the Counsel shall be appointed by the Senior Clerk and Head of Administration of Essex Court Chambers on behalf of the Parties at any Party's request.

(b)	Within ten (10) Business Days following appointment of the Counsel, the Parties shall supply to the Counsel such documents as they deem appropriate to make their case. The Counsel shall opine taking into consideration all factual elements relevant to the claim submitted to him or her and the provisions of this Agreement and, on this basis, within ten (10) Business Days from his/her appointment (or such other period the Counsel may agree to), render his/her opinion as to:

(i)	whether there is more than a twenty per cent (20%) probability of the Sellers being held to have a liability to the Buyer in respect of that claim under the dispute resolution mechanism provided for in this Agreement; and, if so,

(ii)	the maximum Losses the claimant could reasonably be expected to recover from the Sellers (the “Maximum Losses”).

(c)	If the Counsel confirms there is at least twenty per cent (20%) probability of the Sellers being held to have a liability to the Buyer as set forth in sub-paragraph (b)(i) above:

(i)	then the Buyer shall be entitled to hold in the Escrow Account an amount of up to 120% per cent. (one hundred and twenty per cent) of the Maximum Losses in respect of that Unresolved Claim Amount and the Escrow Reserve shall be reduced or increased as required (any such increase being made only in accordance with clause 14.3); and

(ii)	the fees and expenses of Counsel shall be paid by the Seller, but the proper allocation of such fees and expenses shall be resolved by the parties in connection with settlement of such Claim or by arbitration in connection with the arbitral decision on such Claim.

(d)	If the Counsel confirms there is less than twenty per cent (20%) probability of the Sellers being held to have a liability to the Buyer as set forth in sub-paragraph (b)(i) above:

(i)	then the Unresolved Claim Amount for that relevant Claim shall not be included in any calculation of the Escrow Reserve and the amount of that Unresolved Claim Amount shall be released as soon as practicable from the Escrow Account, and

(ii)	the fees and expenses of Counsel shall be advanced by the Buyer, but the proper allocation of such fees and expenses shall be resolved by the parties in connection with settlement of such Claim or by arbitration in connection with the arbitral decision on such Claim.

15	restrictive covenants

15.1	In consideration of the purchase of the Initial Shares, each of the Sellers undertakes to the Buyer that it shall comply with the provisions of Part 1 of Schedule 8. If the Retained Shares are purchased by the Buyer pursuant to clause 5 then in consideration of such purchase each of the Sellers undertakes to the Buyer that it shall comply with the provisions of Part 2 of Schedule 8.

15.2	If, after Completion, the Initial Shares are purchased by the Sellers pursuant to clause 5 then in consideration of such purchase the Buyer, Holdings and FXCM Inc each agrees that it shall comply with the provisions of Part 3 of Schedule 8.

15.3	Each of the Sellers acknowledges that it considers the restrictions contained in sub-paragraphs 2(a) to 2(d) of Part 1 of Schedule 8 and sub-paragraphs 2(a) to 2(d) of Part 2 of Schedule 8 (each of which shall be construed as a separate undertaking) are reasonable in the interests of both the Sellers and the Buyer and are necessary for the protection of the goodwill and confidential information of the Company; but if any such restriction shall be void or voidable but would be valid and enforceable if some part or parts of it were deleted, such restriction shall apply with such modification as may be necessary to make it valid and enforceable.

15.4	Each of the Buyer, Holdings and FXCM Inc acknowledges that it considers the restrictions contained in sub-paragraphs 2(a) to 2(d) of Part 3 of Schedule 8 (each of which shall be construed as a separate undertaking) are reasonable in the interests of all of Buyer, Holdings, FXCM Inc and the Sellers and are necessary for the protection of the goodwill and confidential information of the Company at the Buy Back Closing Date (as defined in Part 3 of Schedule 8); but if any such restriction shall be void or voidable but would be valid and enforceable if some part or parts of it were deleted, such restriction shall apply with such modification as may be necessary to make it valid and enforceable.

16	SERVICE OF NOTICES

16.1	Any notice or other communication to be given or served under or in connection with this Agreement shall be in writing and may be -

(a)	delivered by hand;

(b)	sent by ordinary first class (or airmail in the case of notices to or from any country outside the United Kingdom), special delivery or recorded delivery post (in each case, pre-paid);

(c)	sent by fax (where a fax number is specified below); or

(d)	in the case of the Sellers by email.

to the party due to receive the notice at the following address -

(i)	in the case of the Sellers,

at 30 Crown Place, London EC4A 2EB, United Kingdom marked for the attention of Dierk Reuter/Matthew Wilhelm or by email to [ ] and [ ];

with a copy to Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, London SW20 8AT, United Kingdom, fax number: +44 20 7072 7025, marked for the attention of Lorenzo Corte/Scott Simpson; and

(ii)	in the case of any FXCM Party, at 55 Water Street, New York, New York, 10041, United States of America, marked for the attention of Office of the General Counsel;

with a copy to Reed Smith LLP, The Broadgate Tower, 20 Primrose Street, London, EC2A 2RS, United Kingdom, fax number: +44 (0)20 3116 3999, marked for the attention of Douglas Rofé and Charles Jurd;

or at such other address or fax number as may previously by notice given in accordance with this clause have been specified by that party, provided that such notice shall be sent to each of the other parties and shall only be effective on: (A) the date specified in the notice as the date on which the change is to take effect; or (B) if no date is so specified or the date specified is less than three Business Days after which such notice was given (or deemed to be given), the fourth Business Day after the notice was given or deemed to be given.

16.2	A notice is deemed to be given or served -

(a)	if delivered by hand, at the time it is left at the address;

(b)	if sent by pre-paid post (whether ordinary first class, airmail, special delivery or recorded delivery), on the second Business Day after posting; and

(c)	if sent by fax, on receipt of a clear transmission report.

16.3	In the case of a notice given or served by fax or by hand, where this occurs after 5.00pm on a Business Day in London (if the recipient is one of the Sellers) or 5.00pm on a Business Day in New York (if the recipient is one of the FXCM Parties), or on a day which is not a Business Day, the date of service shall be deemed to be the next Business Day.

16.4	Save in relation to a notice to the Sellers any notice under or in connection with this Agreement shall not be validly given or served if sent by e-mail or any other form of electronic communication.

16.5	This Clause shall not apply to the service of, or any step in, Proceedings.

17	announcements

Except insofar as is required by law or the requirements of any listing authority, securities exchange or regulatory or governmental body (including the New York Stock Exchange and the FSA), no announcement of the sale and purchase of the Initial Shares or the Retained Shares under this Agreement or the terms of this Agreement shall be made by any party to any person without the prior written consent of the other parties and pending any announcement each party shall use its best endeavours to keep the existence of this Agreement and its terms confidential.

18	costs

18.1	Except as otherwise provided in this Agreement or agreed in writing by them, the parties shall pay their own costs and expenses in connection with and incidental to this Agreement.

18.2	The Sellers, on the one hand, and the Buyer, on the other hand, shall each be responsible for 50% (fifty per cent) of all stamp duty payable in connection with the transfer of the Initial Shares and if applicable the Retained Shares to the Buyer and if applicable the transfer pursuant to a Buy-Back of the Initial Shares to the Sellers.

19	currency conversioN

19.1	Any payment to be made under or pursuant to this Agreement shall, unless otherwise specified to the contrary or agreed in advance by the payee, be paid in US$ and to the extent necessary any other currency shall be converted into US$ at the Conversion Rate prevailing on the day immediately preceding the date on which payment is due or, where the payment is to be made in respect of any Claim, at the Conversion Rate prevailing on the date on which the parties agree that the payment is to be made or on the relevant judgment date.

19.2	Where any calculation to be made under or pursuant to this Agreement requires the base currency to be converted into US$ the parties shall adopt the Conversion Rate prevailing on the day immediately preceding the date on which the calculation is required to be performed.

20	interest on late payments

If any party fails to pay a sum payable by it on the due date for payment under this Agreement, it shall pay interest on the overdue sum for the period from and including the due date of payment up to the date of actual payment (after as well as before judgment) at the Default Rate. Such interest shall accrue from day to day and shall be paid on demand. Unpaid interest shall compound monthly.

21	no set-off

All payments to be made under this Agreement shall be made in full without any set-off or counterclaim howsoever arising and free from any deduction or withholding except as expressly set out in this Agreement and as may be required by law.

22	grossing up

22.1	If any party is required by law to make any deduction or withholding from any payment due from it to any other party under this Agreement (other than the Consideration and the Ordinary Members’ Entitlement), the sum due from such party shall be increased to the extent necessary to ensure that, after making such deduction or withholding, the payee receives and retains (free of any liability in respect of any such deduction or withholding) a net sum equal to the sum it would have received and retained had no deduction or withholding been required to be made.

22.2	If any sum payable by a party under this Agreement (other than the Consideration and the Ordinary Members’ Entitlement) is subject to Tax in the hands of the recipient, or would be subject to such Tax but for any Relief available to the recipient, the payer shall pay the recipient such additional amount as shall be required to ensure that the total amount paid, less the Tax chargeable on such amount (or that would be so chargeable but for such Relief), is equal to the amount that would otherwise be payable.

22.3	If any party makes an increased payment under this clause 22 (the ‘Paying Party’) and a credit against, relief or remission for, or repayment of any Tax is available to the recipient or person connected with the recipient and is used or obtained by the recipient or person connected with the recipient (or, should the recipient or person connected with the recipient choose, could be so used or obtained), the recipient or person connected with the recipient shall pay an amount to the Paying Party that will leave the recipient or person connected with the recipient (after that payment) in the same after-Tax position as it would have been in had the payment under this clause 22 not been required to be made by the Paying Party (because no deduction or withholding had been required and no Tax charge had arisen).

23	entire agreement

23.1	Each parties to this Agreement confirms that the content of this Agreement as expressly set out herein, together with the content of the Transaction Documents as expressly set out therein and together with the content of any document expressly referred to in this Agreement represents the entire understanding and constitutes the whole agreement of the parties in relation to its subject matter and the transaction contemplated by it, and supersedes any previous agreement (including any heads of agreement), understandings, representations, warranties or arrangements (whether express, implied, oral or written (whether or not in draft form)) between the parties in respect thereto which shall cease to have any further force or effect notwithstanding the existence of any provision of any such prior agreement or understanding that any such rights or provisions shall survive its termination and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

23.2	The Buyer (for itself and on behalf of each other Member of the Buyer's Group) and each Seller confirms that:

(a)	in entering into this Agreement it has agreed not to rely on any representation (including without limitation any misrepresentation or any misstatement), warranty, collateral contract, assurance, covenant, indemnity, undertaking or commitment which is not expressly set out in this Agreement; and

(b)	in any event, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, the only rights or remedies in relation to any representation (including without limitation any misrepresentation or any misstatement), warranty, collateral contract, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with this Agreement are contained or referred to in this Agreement, and for the avoidance of doubt and without limitation, neither party has any other right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement).

23.3	Without prejudice to the foregoing provisions of this clause 23, the Buyer acknowledges and agrees that neither the Sellers nor any other member of their Connected Persons nor their respective Representatives, makes nor has previously made any representation (including any misrepresentation or any misstatement), warranty, collateral contract, assurance or undertaking as to the accuracy of the forecasts, estimates, projections, statements of intent, statements of opinion or any other information provided to the Buyer or any of its Representatives (howsoever provided) on or prior to the Effective Date, including anything contained in the Disclosure Letter and/or the Data Room.

23.4	Without prejudice to the foregoing provisions of this clause 23, each of the Sellers acknowledges and agrees that neither the Buyer nor any other member of their Connected Persons nor their respective Representatives, makes nor has previously made any representation (including any misrepresentation or any misstatement), warranty, collateral contract, assurance or undertaking as to the accuracy of the forecasts, estimates, projections, statements of intent, statements of opinion or any other information provided to the Sellers or any of its Representatives (howsoever provided) on or prior to the Effective Date.

24	variation

No variation of this Agreement shall be effective unless it is made in writing and signed by or on behalf of all parties. The expression “variation” shall, in each case, include any variation, supplement, deletion or replacement however effected.

25	waiver

The exercise, or partial exercise, of or any delay or omission in exercising any right conferred by this Agreement on any party shall not constitute a waiver of that or any other right or remedy available to that party nor, subject to the time limits for making claims set out in Schedules 6 and 7, affect the right to exercise that right or remedy at a later time and the rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

26	effect of completion

The Warranties, and all other provisions of this Agreement insofar as they have not been performed at Completion, shall not be extinguished or affected by and shall remain in full force and effect notwithstanding Completion.

27	third party rights

27.1	No term of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 or otherwise by any person other than the parties to this Agreement, except any person mentioned in clauses 9.9, 13.3 and 28.3 may enforce the terms of that clause in accordance with that Act but no such person shall be entitled to assign its rights in respect of those clauses.

27.2	Notwithstanding that any term of this Agreement may be or become enforceable by a person who is not a party to it, the terms of this Agreement or any of them may be varied, amended, waived or modified or this Agreement may be suspended, cancelled or terminated without the consent of any third party.

28	assignment and successors

28.1	Subject to clause 28.2, no party may assign the benefit of this Agreement (in whole or in part) or transfer, declare a trust of or otherwise dispose of in any manner whatsoever its rights and obligations under this Agreement or sub contract or delegate its performance under this Agreement (each of the above a "dealing") without the prior written consent of all of the other Parties, such consent to be at the absolute discretion of the other Parties to withhold.

28.2	The Buyer may assign in whole or in part the benefit of this Agreement to any wholly owned (direct or indirect) subsidiary of FXCM Inc. to whom the Buyer transfers the majority of the Shares, provided that no Seller's liability (and in particular, no Seller's liability under clause 22) shall be increased as a result of such assignment.

28.3	In the event of death of a Seller all his rights and benefits under this Agreement shall automatically transfer to and comprise his estate.

28.4	Any dealing or purported dealing in contravention of this clause 28 shall be ineffective.

29	severance

If any provision of this Agreement is held to be illegal, void, invalid or unenforceable in whole or in part under any enactment or rule of law in any jurisdiction, then:

(a)	such provision shall:

(i)	to the extent that it is illegal, void, invalid or unenforceable be given no effect and shall be deemed not to be included in this Agreement; and

(ii)	not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or the legality, validity or enforceability under the law of any other jurisdiction of such provision or any other provision of this Agreement; and

(b)	the parties shall use all reasonable endeavours to replace such a provision with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the parties under this Agreement.

30	several liability

30.1	All warranties, indemnities, covenants, agreements and obligations given or entered into by more than one person in this Agreement are given or entered into severally and not jointly. Without prejudice to any other terms of this Agreement, the FXCM Parties agree that any Claim against a Seller shall be made only for such Seller's Allocated Liability of such Claim.

30.2	The Buyer may release or compromise the liability of any of the Sellers under this Agreement without affecting the liability of any other Seller.

31	further assurance

31.1	Each of the Sellers shall from time to time and at all times after the Completion Date at its own cost and expense upon request by the Buyer do all such acts and execute all such documents as the Buyer may reasonably require for the purposes of vesting the full legal and beneficial ownership of the Shares in the Buyer (or such person as it shall direct) and giving to the Buyer the full benefit of this Agreement.

31.2	Each of the FXCM Parties shall from time to time and at all times after the Completion Date at its own cost and expense upon request by the Sellers do all such acts and execute all such documents as the Sellers may reasonably require for the purposes of vesting the full legal and beneficial ownership of the Anniversary Shares in the Sellers and the Ordinary Members and giving to the Sellers the full benefit of this Agreement.

32	counterparts

This Agreement may be executed in more than one counterpart and shall come into force once each party has executed such a counterpart in identical form and exchanged it with the other parties.

33	governing law and jurisdiction

33.1	Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination (each, a "Dispute") shall be governed by and construed in accordance with English law. Any Dispute shall be referred to and finally resolved by arbitration under the London court of International Arbitration (LCIA) Rules (the "Rules"), which Rules are deemed to be incorporated by reference into this clause.

33.2	For the purposes of Article 8.1 of the Rules the parties hereto agree that the FXCM Parties, on the one hand, and the Sellers, on the other hand, represent two separate sides for the formation of the arbitral tribunal as Claimant and Respondent respectively (or vice versa). Accordingly, the FXCM Parties shall jointly nominate one (1) arbitrator and the Sellers shall nominate one (1) arbitrator, respectively. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by agreement of the two party-appointed arbitrators within fourteen (14) days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, appointed by the LCIA.

33.3	The arbitration proceedings shall take place in London, and the language of the arbitration proceedings shall be English. The award (which shall cover which party shall bear any costs) shall be made in writing, shall include a statement of the reasons upon which the award is based, and shall be final and binding on the parties.

33.4	The parties agree that, in order to facilitate the comprehensive resolution of related Disputes and upon the request of any party to an arbitration pursuant to this Clause 33, the arbitral tribunal may, within 90 days of its appointment, consolidate the arbitration with any other arbitration or proposed arbitration involving any of the parties and relating to this Agreement and/or any other Transaction Document as between or among the parties hereto or thereto. The arbitrations may be consolidated, or heard concurrently, in such manner as the arbitral tribunal determines in its discretion, save that the arbitral tribunal shall not consolidate such arbitrations unless it determines that (a) there are issues of fact or law common to the arbitrations in question so that a consolidated proceeding would be more efficient than separate proceedings, and (b) no party would be prejudiced as a result of such consolidation through undue delay. Where different tribunals have been or are in the process of being appointed in relation to such arbitrations, the decision as to whether the arbitrations are to be consolidated or heard concurrently by the same tribunal shall be made by the arbitral tribunal which was first constituted, and if consolidation is so ordered the parties agree that the consolidated arbitration shall be heard and finally decided by the arbitral tribunal which ordered the consolidation, unless a party to such arbitration objects, in which case a new arbitral tribunal shall be appointed by the LCIA Court in accordance with the Rules.

SCHEDULE 1

the sellers

(1) Names of the Sellers	(2) Number of initial Shares to be sold	(3) number of retained shares

Dierk Reuter	501 Ordinary C Shares	499 Ordinary A Shares

Matthew Wilhelm	501 Ordinary C Shares	499 Ordinary B Shares

schedule 2

The Company

1	Name	:	Lucid Markets Trading Limited

2	Registered number	:	07885285

3	Registered office	:	35 Ballards Lane, London, N3 1XW

4	Date and place of incorporation	:	16/12/2011, England and Wales

5	Issued share capital	:	1000 Ordinary-A shares of £1 each

1000 Ordinary-B shares of £1 each

6	Directors	:	Dierk Reuter

Matthew Wilhelm

7	Secretary	:	None

8	Auditors	:	PricewaterhouseCoopers

9	Accounting reference date	:	31 December

SCHEDULE 3

Completion

PART 1 - BUYER’S OBLIGATIONS ON COMPLETION

1	The Buyer shall –

(a)	issue and deliver the Completion Loan Notes and Anniversary Loan Notes to the Sellers and to the Company (with respect to any payments of Ordinary Members’ Proportion);

(b)	deliver to the Sellers -

(i)	the Escrow Agreement in the agreed form duly executed by the Buyer;

(ii)	the Shareholders Agreement in the agreed form duly executed by the FXCM Parties;

(iii)	the Registration Rights Agreement in the agreed form duly executed by FXCM Inc.;

(iv)	an extract of the minutes of a duly held meeting of the directors (or a duly constituted committee thereof) of the Buyer authorising the execution by the Buyer of this Agreement and each other Transaction Document to which they are a party and, where such execution is authorised by a committee of the board of directors of the Buyer or FXCM Inc (as the case may be), an extract of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof); and

(v)	a certified copy of any power of attorney under which any of the foregoing documents are executed.

PART 2 - SELLERS’ OBLIGATIONS ON COMPLETION

1	The Sellers shall procure that -

(a)	a board meeting of the Company is held at Completion at which it is resolved that:

(i)	the three people nominated by the Buyer before Completion are appointed as additional directors of the Company;

(ii)	the registration of the Buyer or its nominee as the holder of the Initial Shares is approved (subject only to properly stamped transfers being lodged for registration); and

(b)	with respect to the operation of each bank account of the Company such changes are made to the mandates as the Buyer may reasonably require by notice in writing given to the Sellers not less than 10 Business Days prior to Completion;

(c)	redesignation of Initial Shares as Ordinary C Shares;

(d)	the Company shall adopt the Articles of Association in the agreed form.

2	The Sellers shall deliver to the Buyer -

(a)	transfers of the Initial Shares duly executed by the registered holder(s) in favour of the Buyer (or such other person as it may nominate);

(b)	the certificates for the Initial Shares or an indemnity in the agreed form for any lost certificates;

(c)	Service Contracts with the Sellers in the agreed form duly executed by parties thereto other than the Buyer;

(d)	the Escrow Agreement in the agreed form duly executed by the Sellers;

(e)	the Shareholders Agreement in the agreed form duly executed by the Sellers;

(f)	the LLP Agreement in the agreed form duly executed by the Company and each Ordinary Member;

(g)	a deed of confidentiality and restrictive covenant in the agreed form duly executed by each of the Partners;

(h)	the Registration Rights Agreement in the agreed form duly executed by each Seller;

(i)	any power of attorney under which any document to be delivered under this Schedule has been executed;

(j)	a power of attorney in the agreed form executed by each registered holder of the Ordinary Shares in favour of the Buyer or its nominee authorising it to attend and vote at general meetings of the Company;

(k)	the certificate of incorporation, any certificates of incorporation on change of name and common seal (if any) of the Company;

(l)	the statutory books of the Company duly made up to date (including signed board minutes and shareholder resolutions in the agreed form recording the implementation of the matters specified in paragraph 1 of this part 2 of Schedule 3 and authorising the execution of all documents to be entered into by it pursuant to this Agreement and the performance by it of its obligations thereunder);

(m)	in relation to the Company

(i)	if and to the extent it has previously joined the Protected Online Filing (‘PROOF’) scheme with the Registrar of Companies in England and Wales, the authentication code established with the Registrar of Companies in England and Wales to allow for filing of documents via the internet (Web Filing) for the Company;

(n)	in the case of every auditor of the Company resigning in accordance with paragraph 1(b), a written notice of resignation containing a negative statement under section 519(2) of the Companies Act 2006 and an acknowledgement that it has no claim against the relevant Group Company for compensation for loss of office or for professional fees or otherwise; and

(o)	an deed of undertaking from the Sellers to the Holdings in the agreed form.

SCHEDULE 4

sellers’ Warranties

Part 1 - sellers’ title AND CAPACITY

1	The Shares constitute the whole of the issued and allotted share capital of the Company and are fully paid up and beneficially owned by the Seller free from all Encumbrances.

2	No person has the right (whether exercisable presently or in the future and whether contingently or not) to call for the allotment, sale or transfer of any share or debenture of the Company or to convert any securities (whether of the Company or another undertaking) into shares or debentures, or shares or debentures of a different class, of the Company.

3	Each of the Sellers has full power and authority and has taken all necessary action to enable it to enter into and perform its obligations under this Agreement and all other agreements entered into, or to be entered into, pursuant to the terms of this Agreement, and such agreements, when executed, will constitute valid, binding and enforceable obligations of each of the Sellers in accordance with their terms.

4	The Sellers do not require the consent, approval or authority of any other person to enter into or perform their obligations under this Agreement or any other agreement entered into, or to be entered into, pursuant to the terms of this Agreement, and their respective entry into and performance of such agreements will not breach or constitute a default under any contractual, governmental or public obligation binding upon either of them.

5	The Sellers are not engaged in any litigation or arbitration proceedings which might have an effect upon their capacity or ability to perform their obligations under this Agreement or any other agreement entered into, or to be entered into, pursuant to the terms of this Agreement and no such legal or arbitration proceedings have been threatened against either of them.

6	No person is entitled to receive from the Company any finder’s fee, brokerage or commission in connection with this Agreement or the sale of the Shares.

part 2- General

group companies, constitution and corporate documents

7	The Company has no subsidiary undertakings and LM LLP had no subsidiary undertakings other than LM LLC.

8	The particulars of the Company set out in Schedule 1 are true and accurate and not misleading.

9	The Company is incorporated as a private company limited by shares.

10	The copy of the constitutional documents of each of the Company, LM LLP and LM LLC attached to the Disclosure Letter is a complete and accurate copy of all such documents, including those specified in section 32 of the Companies Act 2006 in the case of the Company and LM LLP, and such documents set out completely the rights and restrictions attaching to each class of share capital or other membership interests in the Company, LM LLP and LM LLC.

11	All statutory books and registers of the Company have been properly kept, in all material respects, no notice or allegation that any of them is incorrect or should be rectified has been received and, in particular, no application for the rectification of the any of the statutory books and registers, including the register of members, of the Company is outstanding or threatened.

12	Neither the Company nor LM LLP is presently registered or otherwise authorised or permitted to file any returns or other information with the Registrar of Companies in England and Wales otherwise than in hard copy form and any authentication code for online or web filing has been cancelled. All returns, particulars, resolutions and other documents which the Company is required by law to file with or deliver to any authority in any jurisdiction (including the Registrar of Companies in England and Wales) have been correctly made up and filed, or as the case may be, delivered.

13	The Dormant Lucid Entity is and has at all times since its incorporation been dormant and it does not hold or benefit from any assets or rights that are currently, or have at any time, been required, used or enjoyed in order for the Company or LM LLP to carry out its business.

THE Audited ACCOUNTS

14	The Audited Accounts comply with the provisions of the Companies Act 2006 (or for accounting periods to which a predecessor Act applied, the provisions of that Act as in force for that accounting period) and have been prepared in accordance with generally accepted accounting principles in the United Kingdom (including all applicable Statements of Standard Accounting Practice, Financial Reporting Standards and Abstracts of the Urgent Issues Task Force) under the historical cost convention and on bases materially consistent with those on which the audited accounts of LM LLP have been prepared since incorporation.

15	The audited profit and loss account of LM LLP for each of the consecutive financial years since incorporation and ending on the Accounting Date and its audited balance sheet as at the end of each of those years respectively give a true and fair view of its results for the year and of its financial position at the end of the year; and no more than twenty per cent. (20%) of the reported revenue from 2011 was the result of an unusual, exceptional, non-recurrent or extraordinary market price phenomenon, it being agreed that market volatility, volumes and liquidity conditions over that period do not qualify as such phenomenon.

16	The Audited Accounts make adequate provision or reserve, in accordance with generally accepted accounting principles, for all Tax for which LM LLP is accountable at the Accounting Date, and proper provision has been made and shown in the Audited Accounts for deferred Tax in accordance with generally accepted accounting principles.

17	The Audited Accounts have been circulated to such persons and by such time to comply with the requirements of the Companies Act 2006. The Audited Accounts, and all reports required to be delivered with them, of the Company have been delivered to the Registrar of Companies in full compliance with Chapter 10 of Part 15 of the Companies Act 2006.

the MANAGEMENT ACCOUNTS and net positions

18	The Management Accounts were prepared in accordance with accounting policies consistent with those used in preparing the Audited Accounts and on a basis consistent with the management accounts prepared for LM LLP in the preceding year. The assets and liabilities of the Company at the date to which the Management Accounts were prepared and the profits and losses of the Company for the period then ended have not, in any material respect, been mis-stated and are not, in any material respect, inaccurate.

19	A record of the end of day (approximately 5pm New York time) non US$ currency positions from all prime brokers on the day immediately preceding the Effective Date (a copy of which is attached to the Disclosure Letter) and the day immediately preceding Completion Date (a copy of which will be given by the Sellers to the Buyer at Completion) accurately represent all the non US$ currency positions of the Company and the LLP as at the end of day on those dates.

Changes since the Accounting Date

20	Since the Accounting Date -

(a)	the Company has carried on its business in the ordinary course and as a going concern without interruption or alteration in the nature or scope of that business;

(b)	there has been no material adverse change in the turnover or financial position of the Company;

(c)	the Company has not allotted, issued, repaid, redeemed or purchased any share or loan capital or agreed to do so;

(d)	the Company has not declared, made or paid any dividend or other distribution of profits or assets;

(e)	the Company has not borrowed any money for an aggregate amount exceeding US$100,000;

(f)	the Company has not lent any money (including loans to Partners) that has not been repaid in full;

(g)	the Company has not factored any of its debts or engaged in any financing arrangement of any kind (including those of a kind not required to be shown in audited accounts);

(h)	the Company has not released any debtor on terms that it pays less than the book value of any debt and no debt has been written off or has proved to be irrecoverable to any extent.

(i)	there have been no material changes in current assets or liabilities;

(j)	the Company has not acquired or disposed of or agreed to acquire or dispose of any material asset other than trading stock in the ordinary and usual course of business, or assumed or incurred or agreed to assume or incur any material capital commitments or liabilities; and

(k)	the Company has not paid or agreed to pay any management charge.

FINANCIAL SERVICES

21	Each of LM LLP and the Company and each of the Other Lucid Entities has obtained all regulatory authorisations, permissions, licences, registrations or consents, if any, required under Legislation to carry on its business, and each of LM LLP and Company has complied in all material respects with the terms and conditions of any necessary regulatory authorisation, permission, registration, licence or consent to conduct such business.

22	Prior to the Company's acquisition of the business from LM LLP pursuant to the LLP Transfer Agreement, LM LLP had not carried on a Regulated Activity in the United Kingdom (or purported to have done so) other than a Regulated Activity which LM LLP carried on in accordance with permission given to LM LLP by the FSA under FSMA and all persons exercising a Controlled Function for LM LLP were registered as an Approved Person with the FSA in accordance with FSA Rules.

23	LM LLP has obtained all consents from the FSA, and made all notifications to the FSA, in either case as required by FSMA and the FSA Rules.

24	Since the Company acquired the business from LM LLP pursuant to the LLP Transfer Agreement, the Company has not carried on a Regulated Activity in the United Kingdom (or purported to have done so).

25	There have been disclosed to the Buyer true and complete copies of all FSA and all other material current regulatory authorisations, licences, permissions, registrations, certificates, consent or approvals held by the Company and LM LLP.

26	There have been disclosed to the Buyer true and complete copies of all material correspondence between the Company and LM LLP with the FSA and true and complete copies of all minutes or notes in the power or possession of the Company or LM LLP, which, to the Sellers’ knowledge, are accurate in all material respects, of all material meetings or conversations between representatives of the Company and LM LLP and representatives of the FSA.

27	The Business of LM LLP is, and has been since incorporation, conducted in accordance with FSMA, FSA Rules, the UK Money Laundering Regulations 2007 and all applicable Anti-Corruption Laws.

28	The Business of the Company is, and has been conducted in accordance with the UK Money Laundering Regulations 2007 and all applicable Anti Corruption Laws.

29	The Company and LM LLP have not received notice of any actual or potential (i) breach, default, suspension or cancellation of any FSA authorisation, permission or registration; (ii) breach or infringement of FSMA or FSA Rules; (iii) FSA or other Governmental Authority investigative, disciplinary, regulatory, court or arbitral proceedings.

Insolvency

30	The Company is not, nor at the date of the acquisition of the Business from LM LLP was LM LLP, insolvent or unable to pay its debts within the meaning of any insolvency Legislation applicable to it and the Company has not stopped paying its debts as they fall due.

31	No order has been made or petition presented, meeting convened or resolution passed for the winding up of the Company or the Other Lucid Entities.

32	No administrator, administrative receiver or receiver has been appointed in relation to the Company or the Other Lucid Entities, nor has any step been taken to initiate any process by or under which an administrator, administrative receiver or receiver may be appointed in relation to the Company or the Other Lucid Entities.

33	There are no circumstances, including the filing of documents with any court or the giving of notice of intention to appoint an administrator, which are known, or would on reasonable enquiry be known, to the Seller which would entitle any person to present a petition for the winding up or administration of the Company or the Other Lucid Entities or to appoint an administrator or receiver of the whole or any part of its undertaking or assets.

34	No composition in satisfaction of the debts of the Company or the Other Lucid Entities or scheme of arrangement of affairs or compromise or arrangement between either the Company or the Other Lucid Entities and their creditors or members or any class of its creditors or members has been proposed, sanctioned or approved.

35	No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any material part of the business or the assets of the Company or the Other Lucid Entities.

36	No event has occurred causing, or which upon intervention or notice by any third party may cause any floating charge created by the Company or the Other Lucid Entities over its business or assets to crystallise or any charge created by it its business or assets to become enforceable nor has any such crystallisation occurred nor is such enforcement in process.

37	No event analogous to any of the foregoing has occurred in the UK or in any other jurisdiction.

Records

38	The accounting records and all registers, books and other material records of the Company (a) are in its possession or under its exclusive control; and (b) contain a materially accurate record of the matters which they ought to record.

39	All records or other documents (as defined in section 13 of the Civil Evidence Act 1995) recording or evidencing any contract, licence, consent or other right of the Company or required for the exercise of any such right are in the possession or under the exclusive control of the Company.

40	All information concerning the Company set out in Schedule 1 is complete and accurate and are not in any way misleading.

ASSETS

41	Save as set out in the LLP Transfer Agreement, the assets which are material to the Company and the Other Lucid Entities taken as a whole and which are included in the Audited Accounts or which have been acquired or agreed to be acquired since the Accounting Date -

(a)	are the sole property of the Company free from any Encumbrance;

(b)	where purchased on terms that property does not pass until full payment has been made, have been paid for in full;

(c)	together with the Property, comprise all the assets, property and rights the Company requires for the purpose of carrying on the material operations of the business as conducted on the Completion Date; and

(d)	in the case of tangible assets, are in the possession or under the exclusive control of the Company.

42	Attached to the Disclosure Letter delivered at Completion are accurate statements for all bank accounts maintained by the Company as at 10 Business Days prior to the Effective Date.

43	The Company is not a party to any agreement for the hire, rent, hire purchase or purchase on deferred terms of any material asset.

44	The Company does not share the use of an asset with, or hold an asset jointly with, any other person and the Company does not depend on any asset, facility or service owned or supplied by the Sellers (or any Connected Person of the Sellers) (except a service that is provided to the Company pursuant to the terms of a Contractor Agreement).

45	The Company neither owns nor has it agreed to acquire, any shares or debentures in any other undertaking or any other securities.

LIABILITIES

46	Complete and accurate particulars are set out in the Disclosure Letter of all facilities for overdrafts, loans, acceptance credits and other finance available to the Company and the Other Lucid Entities (including any financing arrangements not shown in the Audited Accounts); and each of the Company and each of the Other Lucid Entities has complied, in all material respects, with the terms of those facilities.

47	The borrowings of the Company and each of the Other Lucid Entities are within its powers and do not exceed any limit imposed by its articles or in any debenture or other deed or document binding the Company or each of the Other Lucid Entities or otherwise. LM LLC does not have any liabilities (present or future or ascertained or contingent) which in aggregate exceed US$100,000.

48	Each of the Company and each of the Other Lucid Entities has no material liability (present or future or ascertained or contingent) in respect of -

(a)	any guarantee, indemnity, bond or similar obligation created or given, or agreed to be created or given, by it;

(b)	any warranty or representation given by it, except a warranty or representation implied by law in respect of a transaction entered into by it in the ordinary course of its trading; or

(c)	any claim against it by any of the Sellers (or any Connected Person of any of the Sellers) or any of the Partners (or any Connected Person of any of the Partners).

Business

49	Each of the Company and each of the Other Lucid Entities have conducted its business in accordance, in all material respects, with all applicable Legislation, in accordance and within any constitutional restriction (if any) on its objects and powers, solely under its corporate name and without infringement of any proprietary right or interest of any other person and without liability to pay any royalty or similar sum; and no such infringement has been alleged against the Company or the Other Lucid Entities since the incorporation of LM LLP.

50	Neither the Company nor any of the Other Lucid Entities requires or has received any notification that it may require, in order to carry on the material operations of its business -

(a)	any Consent, whether of any governmental or other authority or of any other person; or

(b)	any proprietary right or interest except those to which it is entitled either by virtue of its ownership of or rights to use the Company Intellectual Property.

51	Each of the Consents referred to in paragraph 50, if any, is held by the Company and is valid and in force and the Company is not in breach of any material term of any such Consent (including breach of any requirement relating to such Consent to make returns or reports, supply information or carry out work), and there are no circumstances (including the sale of the Shares) which are known to the Seller which might invalidate any such Consent or render it liable to termination, forfeiture or modification or (in the case of a renewable Consent) affect its renewal.

52	During the period of twelve months immediately preceding the Effective Date -

(a)	not more than 50 per cent. of any trading or brokerage services supplied to the Business in that period were supplied by any one person or group of Connected Persons;

(b)	no substantial or critical supplier to the Business has ceased or substantially reduced its business with the Company or notified it of any intention of doing so.

53	The business of the Company is managed exclusively by its officers; and no person has authority to bind the Company in any material respect other than its officers and the Partners acting in the ordinary and ostensible course of their duties.

54	Each of the Company is not, nor has it agreed to become, a member of any partnership, joint venture, consortium, trade association or any other association of persons (whether incorporated or not incorporated).

55	Each of the Company and each of the Other Lucid Entities does not carry on business through any branch, agency or permanent establishment outside its jurisdiction of incorporation.

56	Neither the Sellers, nor, so far as the Sellers are aware without having made any enquiry: (i) any Connected Person of any of the Sellers; (ii) any of the Partners; nor (iii) any Connected Person of any of the Partners, carry on any business substantially the same as the business now carried on by the Company.

Contracts

57	Complete and accurate copies of each Material Contract to which the Company or any of the Other Lucid Entities is a party are attached to the Disclosure Letter, and no additional terms or modified terms have been agreed between the parties to such Material Contracts that are not expressly included in such copies.

58	There is not outstanding any contract or arrangement to which any of the Sellers (or any Connected Person of any of the Sellers) is a party or of which it has the benefit which would have to be assigned to or vested in the Company to enable the Company to carry on the material operations of its business.

59	Neither LM LLP nor the Company is party to, nor have their profits or financial position since the incorporation of LM LLP been affected by any contract or arrangement which is not of an arm’s length nature in all material respects.

60	There is not outstanding any contract or arrangement between any of the Sellers (or any Connected Person of any of the Sellers) and/or any of the Partners (or any Connected Person of any of the Partners) relating to the management of the Company’s business or conduct of its affairs.

61	There is not outstanding any offer, tender or quotation made or given by the Company or any of the Other Lucid Entities capable by the unilateral act of any other person of giving rise to any material contract otherwise than in the ordinary course of trading.

62	The Sellers are not aware of any breach of the terms of any material contract to which the Company or any of the Other Lucid Entities is a party by any other party thereto.

63	No default or event (including the sale of the Shares to the Buyer) has occurred, so far as the Sellers are aware, as a result of which -

(a)	any material agreement or arrangement to which the Company or any of the Other Lucid Entities is a party or any material right or privilege which the Company or any of the Other Lucid Entities enjoys will or may be varied as to its material terms or conditions or be terminated or, in the case of ICT Contracts, not renewed on expiry on substantially similar terms;

(b)	any material indebtedness of the Company or any of the Other Lucid Entities will or may become payable or any security given by the Company or any of the Other Lucid Entities that if enforced would have a material adverse effect on the Company or any of the Other Lucid Entities, taken as a whole, will or may become enforceable;

(c)	any grant made or financial assistance given to the Company or any of the Other Lucid Entities by any national, supra-national or local authority will or may become repayable or forfeited in whole or in part.

powers of attorney

64	No power of attorney given by the Company or any of the Other Lucid Entities is now in force and no person (other than the Sellers), as agent or otherwise, is entitled or authorised to bind or commit the Company or any of the Other Lucid Entities to any obligation and the Sellers are not aware of any person purporting to do so.

Insurance

65	So far as the Sellers are aware, all policies of insurance to which the Company and LM LLC are a party are attached to the Disclosure Letter. All such policies are in force and contain no special or unusual terms, restrictions or rates of premium and all premiums due in respect of such policies have been paid. To the knowledge of the Sellers, there are no circumstances which might invalidate any of the policies or circumstances which oblige the Sellers to notify the insurers and no outstanding claims under any of the policies.

Legal proceedings

66	Neither the Company nor any of the Other Lucid Entities nor any person for whose acts the Company or any of the Other Lucid Entities may be vicariously liable is engaged or involved in or, so far as the Sellers are aware, threatened with, in the UK or in any other jurisdiction -

(a)	any litigation, prosecution, arbitration or other legal proceedings (whether as claimant, defendant or third party);

(b)	any proceedings or enquiries before any tribunal, board of enquiry, commission or any other administrative body, whether judicial or quasi-judicial; or

(c)	any investigation by H.M. Revenue & Customs, the Office of Fair Trading, the Commission of the European Communities or any other authority or person; and

so far as the Sellers are aware, there are no circumstances that might give rise to the same (excluding any investigation in connection with clearances for the Transaction under competition/anti-trust Legislation).

67	To the knowledge of the Sellers, there is no judgment or order of any court or other Competent Authority against the Company, any of the Other Lucid Entities or any person for whose acts the Company or any of the Other Lucid Entities is vicariously liable which has not been satisfied or discharged and neither the Company nor any of the Other Lucid Entities nor any such person has been party to any undertaking or assurance given to any Competent Authority.

68	Neither the Company nor any of the Other Lucid Entities nor any person for whose acts the Company or any of the Other Lucid Entities may be vicariously liable has committed any breach of or failed to perform or observe any provision of its memorandum or articles or of any Legislation (including, without limitation, the Companies Act 1985 and the Companies Act 2006) or any order or judgment of a court of competent jurisdiction or any other Competent Authority, covenant or agreement or the terms or conditions of any Consent by which it is bound or to which it is a party, in each case where such breach or failure would have a material effect; and the sale of the Shares to the Buyer will not result in a breach of, or constitute a default under, any of the same.

Part 3 - Company Intellectual Property and IP Licences

disclosure, Ownership and validity

69	There are no agreements or arrangements in effect whereby a licence, sub-licence or other permission to use has been granted by, or is obliged to be granted by the Company in respect of any Intellectual Property Rights.

70	The Company Intellectual Property comprises all the Intellectual Property Rights necessary for the Company to carry on its business as it has been carried on before the Completion Date.

71	Except to the extent that the Company is the licensee of rights under the IP Licences or the ICT Contracts, the Company is the sole and beneficial owner of the Company Intellectual Property free from all Encumbrances and adverse rights of any description. So far as the Sellers are aware, the Company has in its possession all necessary consultancy contracts, development agreements, lists of developers, prototype versions, development records and other documents necessary to establish ownership of the Company Intellectual Property and to prove novelty, originality or any other requirement necessary for registration under applicable Legislation.

72	To the extent that any of the Company Intellectual Property is –

(a)	registered or granted, it is valid and subsisting;

(b)	applied for, the application has been duly made and is subsisting and is capable of registration;

(c)	not registered or granted, it is subsisting and enforceable.

73	All registration and renewal fees payable in respect of any of the Company Intellectual Property have been paid up to date.

74	To the knowledge of the Sellers, there are no outstanding or potential claims against the Company to pay compensation or damages to any person in respect of any Intellectual Property Rights, whether under section 40 of the Patents Act 1977 or otherwise.

75	To the knowledge of the Sellers, all the IP Licences are in full force and effect and will not terminate or be capable of terminating by reason of the execution and performance of this Agreement.

76	To the knowledge of the Sellers, no person other than the Company and the Other Lucid Entities uses, or has the right to use, any material trade mark which is the same as any material trade mark used in connection with the course of its business.

Infringement

77	So far as the Sellers are aware, none of the Company Intellectual Property -

(a)	is used, enjoyed or exploited by any person except the Company (excluding only those IP Licences and ICT Contracts under which the Company has been granted non-exclusive rights by a third party);

(b)	is being, or has been at any point since the incorporation of LM LLP, infringed, opposed or attacked by any person; or

(c)	is the subject of any outstanding application for rectification in whole or in part;

and there are no circumstances which are reasonably likely to give rise to any of the things mentioned in sub-paragraph (b) or (c) being done.

78	To the knowledge of the Company, none of the Company Intellectual Property or anything done in the conduct of the business of the Company infringes or, in the conduct of the business since the incorporation of LM LLP, has infringed any Intellectual Property Rights of a third party or conflicts or places the Company, any of the Other Lucid Entities or any of the Partners in breach of any Intellectual Property Rights of, or contractual restrictions owed to, a third party or gives rise to any obligation to pay any royalty, fee or compensation.

79	To the knowledge of the Sellers (i) neither the Company nor any other party is in breach of any IP Licence, and (ii) there are no circumstances which might give rise to a claim for breach of any IP Licence.

80	To the knowledge of the Sellers, none of the Company Intellectual Property is subject to any claims arising under sections 77 to 80 of the Copyright, Designs and Patents Act 1988 or under any similar legislation in any part of the world.

81	Neither the Company nor any of the Other Lucid Entities has disclosed, or agreed to disclose, or authorised the disclosure of, any of its trade secrets or technological or confidential information (including research, know-how, formulae, algorithms, trading models and techniques) material to its business.

part 4 - ict systems

82	The Company has all necessary rights and authority to use and operate the ICT Systems in the manner being used and operated at the Effective Date and all such use is within the scope of such rights and authority.

83	With the exception of standard software (being such software as is, or was at the time of purchase, freely available on the open market for general commercial use (for example, word processing or accounts software)), all of the source code for software which is material to the business of the Company (including all documents necessary to understand the source code) is, and will following Completion remain, in the exclusive possession or control of the Company.

84	The Company has in place -

(a)	procedures and equipment to ensure the off-site back-up of all material data on a prudent basis; and

(b)	either –

(i)	a prudent disaster recovery plan which is fully documented, regularly tested at least once in every 12 months and which would enable the ICT Systems (or a substitute for them) and all data stored on them to be restored or replaced without material disruption to the business of the Company in the event of significant damage to or destruction of all or part of the ICT Systems; or

(ii)	a contract with a third party to substantially the same effect, which contract is valid and subsisting, not liable to be terminated or otherwise materially affected by a change of control of the Company or Other Lucid Entities.

85	The Company has access to sufficient technically competent and trained persons to ensure proper handling, operation and monitoring of the ICT Systems.

86	To the knowledge of the Sellers, all data used in connection with the business of the Company is held on the ICT Systems and has been lawfully obtained.

part 5 - PARTNERS

87	Neither the Company nor any of the Other Lucid Entities has, or has ever had, any employees.

88	Complete and accurate copies of each and every Contractor Agreement are attached to the Disclosure Letter.

89	No notice to terminate any Contractor Agreement is pending, outstanding or, so far as the Sellers are aware, threatened and no dispute under any Legislation or otherwise is outstanding between the Company or any of the Other Lucid Entities and any of the Partners (or any Connected Person of any of the Partners) or any person previously engaged to provide services to the Company.

90	No offer has been made by the Company or any of the Other Lucid Entities to any person relating the engagement of that person to provide services to the Company or any of the Other Lucid Entities that has not yet been accepted, or which has been accepted but where the engagement has not yet started.

91	The acquisition of the Shares by the Buyer and compliance with the terms of this Agreement will not enable any party to a Contractor Agreement (other than the Company) to terminate that Contractor Agreement or receive any payment or other benefit.

92	Each of the Company and each of the Other Lucid Entities is not and has not at any time been a party to or participated in or contributed to, or given any undertaking, assurance, proposal or announcement (whether legally enforceable or not) as to the introduction of, any scheme, agreement, or arrangement under which it has or may have any obligation (whether legally enforceable or not) to pay or make provision for payment of any pension, lump sum, gratuity or other benefit on retirement, death, incapacity, sickness, disability or other similar circumstances of any Partner or officer, or any person previously engaged to provide services (directly or indirectly through a Connected Person) to the Business or the relatives or dependants of any such person.

93	Save as set out in the Shareholders Agreement, neither the Company nor any of the Other Lucid Entities is a party to, bound by or proposing to introduce in respect of any of its directors or Partners (or any Connecter Person of any of them) any share option, profit sharing, bonus, commission or any other scheme relating to the profits or revenue generating activities of the business carried on by the Company and formerly carried on by LM LLP.

94	Part 7 of the Income Tax (Earnings and Pensions) Act 2003 does not apply to any shares in the Company.

Part 6 - The propertY

95	The Property comprises all the land and buildings owned by each of the Company and the Other Lucid Entities or used or occupied by each of them or in which each of them has any other interest, right or liability (actual or contingent).

96	The information in Schedule 3 is complete and accurate and not misleading.

97	The Company is sole legal and beneficial owner of, and has good and marketable title to, the Property.

98	The Company has in its possession or under its control free of any lien all relevant original title deeds and documents necessary to prove the title of the Company.

99	To the Sellers’ knowledge, no person is or claims to be entitled (actually or conditionally) to occupy use or control or have any easement, licence or informal arrangement with regard to the Property other than the Company.

100	In relation to any of the Property which is leasehold or subject to leases (including underleases) and any other third party rights of occupation -

(a)	so far as the Sellers are aware, all lease covenants on the part of the landlord and the tenant have been complied with;

(b)	so far as the Sellers are aware, there are no allegations of breach of the lease terms and no refusal to accept rent;

(c)	the current rent payable under the relevant lease is stated in the Disclosure Letter and there are no rent reviews in the course of being determined;

(d)	no predecessor in title of the present tenant nor any surety has been released;

(e)	no tenancy is being continued after the contractual expiry date pursuant to the terms of Part II of the Landlord and Tenant Act 1954 or otherwise and no notices have been served or received pursuant to that Act.

Part 7 – Tax

Interpretation

101	In this Part 7 of Schedule 6 -

‘the Tax Avoidance Scheme Regulations’ means the Tax Avoidance Schemes (Prescribed Descriptions of Arrangements) Regulations 2006, the Tax Avoidance Schemes (Promoters and Prescribed Circumstances) Regulations 2004 and the Tax Avoidance Schemes (Information) Regulations 2004;

‘TCGA 1992’  means the Taxation of Chargeable Gains Act 1992;

‘VATA 1994’  means the Value Added Tax Act 1994;

and any expression or word which is defined in or to which a meaning is assigned for the purpose of the Corporation Tax Act 2009, CTA 2010 or TCGA 1992 has the same meaning.

102	All notices, returns, reports, accounts, computations, statements, assessments and registrations and any other necessary document or information required to be submitted by the Company to any Tax Authority for the purposes of Tax have been made on a proper basis, were submitted within applicable time limits, were true, accurate and complete when submitted and remain true, accurate and complete in all material respects.

103	All Tax for which the Company is or has been liable to account has been duly paid within the applicable time limits insofar as such Tax ought to have been paid.

104	The Company has, within and for applicable time limits, maintained complete and accurate records, invoices and other information in relation to Tax as it is required by law to maintain.

105	The Company is not involved in any dispute with any Tax Authority and is not and has not, within the past 3 years, been subject to any visit, audit , investigation, discovery or access order by any Tax Authority; and the Sellers are not aware of any circumstances in existence which make it likely that there will be any such dispute or that any such visit, audit, investigation, discovery or access order (other than of a routine nature) will be made.

106	The Company is not liable to pay, and has not paid within the past three years ending on the Effective Date, any interest, fine, surcharge or penalty charged in respect of Tax.

107	To the Sellers’ knowledge based on due and careful enquiry to the Company’s tax advisers, the Company has not received from any Tax Authority any payment to which it was not entitled or any notice in which its liability to Tax was understated which it has not subsequently repaid to or settled with that Tax Authority.

108	All Tax (including any social security or national insurance contribution) which the Company is or has been liable to deduct or withhold under any Tax legislation (including the PAYE system) has been deducted or withheld from all payments made (or treated as made) by the Company and has been accounted for to the relevant Tax Authority; and the Company has otherwise complied with its legal obligations in respect of such deductions or withholdings and has properly operated the PAYE system.

109	The amount of Tax chargeable on the Company has not, to any material extent, depended on any concession, settlement, agreement or other formal or informal arrangement with any Tax Authority other than a concession or agreement appearing in relevant legislation or published practice of general application.

110	All transactions in respect of which any clearance, consent or ruling was sought or available from any Tax Authority have been entered into by the Company after such consent or clearance has been properly obtained. Any application for such clearance, consent or ruling has been made on the basis of full and accurate disclosure of all the relevant material facts and considerations, and all such transactions have been carried into effect only in accordance with the terms of the relevant clearance, consent or ruling.

111	The Company has duly submitted all claims, disclaimers and elections the making of which has been assumed for the purposes of the Accounts, and so far as the Sellers are aware no such claims, disclaimers or elections are likely to be disputed or withdrawn.

112	To the Sellers’ knowledge based on due and careful enquiry to the Company’s tax advisers, the Company is not liable to indemnify, reimburse or pay any Tax (or amounts corresponding to Tax) which is any other person’s primary responsibility, as a result of having been connected or associated with that person for Tax purposes at any time on or before Completion; and the Company is not bound by any Tax sharing, allocation, indemnification or similar agreements under which the Company or the Buyer could be liable for any Tax or other claims of any other person after Completion.

113	All rents, interest, annual payments and other sums of an income nature which have been paid or became payable since the Accounting Date by the Company or which it is under an existing obligation to pay in the future are wholly allowable as deductions or charges against profits or in computing profits for the purposes of Tax.

114	The Company is not and has not at any time been a close investment-holding company for the purposes of Tax.

115	No distribution within section 418 ICTA 1988 or section 1064 CTA 2010 has been made by the Company within the last seven (7) years.

116	Any loans or advances made or agreed to be made by or debt incurred by or assigned to the Company within Chapter 3 of Part 10 of CTA 2010 have been declared in the Disclosure Letter and the Company has not released or written off or agreed to release or write off the whole or any part of any such loans or advances.

117	Within the last six years the Company has not made any transfers of value within section 94 of the Inheritance Tax Act 1984.

118	The Company -

(a)	is registered as a taxable person for the purpose of value added tax;

(b)	has maintained and obtained full, complete, correct and up-to-date records, invoices and other documents appropriate or requisite for that purpose; and

(c)	has fully complied with all provisions of any legislation relating to value added tax and all directions and conditions made or imposed pursuant to any of those provisions.

119	The Company is not and has never been a member of a group for VAT purposes.

120	The Company does not own any assets which are a capital item for the purposes of Part 15 of the Value Added Tax Regulations 1995.

121	Any document that may be necessary or desirable in proving the title of the Company to any asset which is owned by it at Competition is duly stamped for stamp duty purposes. No such documents which are outside the UK would attract stamp duty if they were brought into the UK.

122	The Company is, and has always been, resident for Tax purposes in the United Kingdom and is not and has never at any time been treated as resident for Tax purposes in any other jurisdiction, and no other jurisdiction has asserted, alleged or maintained that it is entitle to tax the Company.

123	The Company has not traded or carried on a business outside the United Kingdom (whether through a permanent establishment or otherwise).

124	The company is not subject to Tax in any jurisdiction other than the United Kingdom by virtue of having a permanent establishment or other place of business in that jurisdiction.

125	The Company is not an agent or permanent establishment of another company, person, business or enterprise for the purpose of assessing such company, person, business or enterprise to Tax in the United Kingdom.

126	The Company has not notified H.M. Revenue & Customs of any arrangements or proposed arrangements pursuant to the Tax Avoidance Scheme Regulations and the Company is not in breach of any obligation to disclose any arrangement or proposed arrangement to H.M. Revenue & Customs pursuant to the Tax Avoidance Scheme Regulations.

127	To the Sellers’ knowledge based on due and careful enquiry to the Company’s tax advisers, all transactions or arrangements entered into or made by the Company have been made and are on fully arm’s length terms. No adjustment to the terms on which such transaction or arrangement is treated as being made for Tax purposes has been made, threatened or attempted in fact by any Tax Authority.

128	The company has not made, or agreed to make, any payment to, or provided or agreed to provide any benefit for, any director or former director, officer or employee of the Company, whether as compensation for loss of office or termination of employment, which is not allowed as a deduction in calculating the Company’s profits for Tax purposes.

SCHEDULE 5

FXCM warranties

title AND CAPACITY

1	Each of the Buyer, Holdings and FXCM Inc has full power and authority and has taken all necessary actions to enable it to enter into and perform its obligations under this Agreement and all other agreements entered into, or to be entered into, pursuant to the terms of this Agreement and such agreements, when executed, will constitute valid, binding and enforceable obligations of such party in accordance with their terms.

2	Each of the Buyer, Holdings and FXCM Inc does not require the consent, approval or authority of any other person to enter into or perform its obligations under this Agreement or any other agreement entered into, or to be entered into pursuant to the terms of this Agreement, and its entry into and performance of such agreements will not breach or constitute a default under any contractual, governmental or public obligation binding upon it.

3	Each of the Buyer, Holdings and FXCM Inc are not engaged in any litigation or arbitration proceedings which might have an effect upon its capacity or ability to perform its obligations under this Agreement or any other agreement entered into, or to be entered into, pursuant to the terms of this Agreement and no such legal or arbitration proceedings have been threatened against it.

4	No person is entitled to receive from the Buyer, Holdings or FXCM Inc any finder’s fee, brokerage or commission in connection with this Agreement or the sale of the Shares.

5	Without limiting the generality of paragraphs 1 to 4 above, the Buyer Holdings and FXCM Inc warrant that all Completion Loan Notes, Additional Loan Notes, Anniversary Loan Notes and Buy-Out Loan Notes allotted under this Agreement (i) are duly and validly authorised and when allotted, will constitute valid, binding and enforceable obligations of the Buyer in accordance with their terms, (ii) are consistent with, and do not constitute a default under the terms of any other debt instrument of the Buyer, FXCM Inc and their subsidiaries and affiliates and (iii) FXCM Inc has all required consent, approval or authority to exchange all Anniversary Notes and all Buy-Out B Loan Notes for FXCM Shares.

FXCM Inc FINANCIAL STATEMENTS

6	Each of the financial statements (including the related notes) of FXCM Inc. included in the SEC Documents (or incorporated therein by reference) complied at the time it was filed or, if amended, as of the date of such amendment, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing or amendment, had been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of FXCM Inc. and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

7	Neither FXCM Inc nor its consolidated subsidiaries have any liability that would be required, in accordance with US GAAP, to be set forth or reserved against on a consolidated balance sheet of FXCM Inc and its consolidated subsidiaries that has not been set forth on the financial statements of FXCM Inc and its consolidated subsidiaries as at December 31, 2011 or included in the notes thereto, except for those (1) incurred after such date in the ordinary course of business, (2) covered by insurance, indemnification or comparable arrangements or (3) that would not result in a material adverse effect on FXCM Inc.

Changes since the Accounting Date

8	Since the Accounting Date -

(a)	FXCM Inc and its consolidated subsidiaries have carried on their business in the ordinary course and as a going concern without interruption or alteration in the nature or scope of that business except as would not reasonably be expected to have a material adverse effect on FXCM and its subsidiaries taken as a whole;

(b)	there have been no material adverse changes in consolidated current assets or current liabilities of FXCM Inc or its consolidated subsidiaries;

(c)	neither FXCM Inc nor its consolidated subsidiaries have acquired or disposed of or at the time of this Agreement, agreed to acquire or dispose of any material asset or assumed or incurred or agreed to assume or incur any material capital commitments or material liabilities, otherwise than in the ordinary course of carrying on its business consistent with past practice.

SEC Documents

9	Except as otherwise disclosed in the SEC Documents, FXCM Inc. has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished by FXCM Inc. during the 12 months preceding this Agreement. Each of the SEC Documents, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Exchange Act applicable to such SEC Documents, and none of the SEC Documents when filed or, if amended, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

10	Except as disclosed in the SEC Documents, there is no contract or arrangement between FXCM Inc or any of its consolidated subsidiaries and any person who is a related person under Item 404(a) of Regulation S-K of the Exchange Act and is required to be disclosed pursuant to such Item that was not so disclosed.

Compliance with Laws

11	Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a material adverse effect on FXCM Inc. and its consolidated subsidiaries taken as a whole, or except as disclosed in the SEC Documents, each of FXCM Inc and its consolidated subsidiaries, including the Buyer, have all necessary regulatory authorisations, permissions, licences, registrations or consents to carry on each and every part of its business in all jurisdictions in which it conducts such business, and except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a material adverse effect on FXCM Inc. and its consolidated subsidiaries taken as a whole or except as disclosed in the SEC Documents, each of FXCM Inc and its subsidiaries, including the Buyer, have obtained and complied with the terms and conditions of any necessary regulatory authorisation, permission, registration, licence or consent to conduct such business.

12	FXCM Inc is not and, as a result of giving effect to the purchase of the Initial Shares and the Retained Shares, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

13	The FXCM Shares currently outstanding are listed for trading, and subject to the filing of a Supplemental Listing Application related to the issuance of additional shares on the form prescribed by the NYSE, the Anniversary Shares issued to the Sellers and the Ordinary Members pursuant to this Agreement will be listed for trading, on NYSE. The Company is, and has no reason to believe that it will not continue to be, in compliance in all material respects with applicable NYSE rules. The Company, based on communication with the NYSE, has no reason to believe that there is any need to convene a general meeting to authorize the issuance of Anniversary Shares to the Sellers and the Ordinary Members pursuant to this Agreement.

SCHEDULE 6

sellers protection

Interpretation and application

1	The provisions of this Schedule 6 shall apply in relation to Claims.

2	The limitations and exclusions set out in this Schedule shall not apply -

(a)	to any Claim which arises from;

(b)	to the amount by which any Claim is increased as a result of; or

(c)	where the delay in the discovery of any Claim arises from;

fraud, deceit or wilful concealment by the Sellers. The amount, or the increase in the amount, of any such Claim shall accordingly be disregarded for the purpose of calculating the amount specified in paragraph 5.

Time limit for making Claims

3	The Sellers shall not be liable for a Warranty Claim (other than a Title Warranty Claim), a Tax Claim or an Indemnity Claim unless -

(a)	the Buyer gives to the Sellers written notification of the particulars of the Claim specifying (in each case to the extent reasonably possible) in reasonable detail the matter which gives rise to the Claim and an estimate as to the amount claimed -

(i)	in the case of a Tax Claim, before the sixth anniversary of the end of the accounting period of the Company in which the Completion Date occurs;

(ii)	in the case of a Warranty Claim under paragraphs 27 or 28 of Schedule 4 or an Indemnity Claim, before the date falling 30 months after the Completion Date, and

(iii)	in any other case, before the date falling 18 months after the Completion Date; and

(b)	liability for the Warranty Claim (other than a Title Warranty Claim) or Indemnity Claim is accepted by the Sellers in writing or Proceedings in respect of such Claim are instituted and duly served in either case within six months from the date of notification of such Claim (save as set forth in paragraph 6 below with respect to contingent liabilities).

The Seller agrees that it shall not raise any defence based on the provisions of the Limitation Act 1980 in relation to a Warranty Claim or Tax Claim brought in accordance with the foregoing provisions of this paragraph 3.

THRESHOLD FOR Claims

4	The Sellers shall not be liable for any Warranty Claim unless:

(a)	the amount of that individual Warranty Claim exceeds US$100,000 (each a “qualifying claim”); and

(b)	the aggregate amount of all qualifying claims exceeds US$2,200,000,

in which event the Sellers shall be liable for the whole amount of that Warranty Claim and not only the excess to the amounts mentioned in sub-paragraphs (a) and (b). For the purpose of this paragraph 4 two or more Warranty Claims arising from the same circumstance, or from the same set of circumstances, shall be treated as a single Warranty Claim.

Maximum liability

5	The maximum aggregate liability (including interest and costs) of each Seller in relation to:

(a)	all Claims shall not exceed that Seller's Allocated Liability; and

(b)	all Warranty Claims (other than Indemnity Claims and Title Warranty Claims) shall not exceed in aggregate an amount equal to 25% of that Seller’s Allocated Liability,

provided, however that in each case each Seller’s Allocated Liability shall not include any amount in respect of a Buy-Out Payment until such time as that Buy-Out Payment is due.

CONTINGENT LIABILITY

6	The Sellers shall have no liability in respect of any Claim which is based on any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable but this paragraph shall not operate to limit, exclude or avoid a Warranty Claim or Indemnity Claim made in respect of a contingent liability within the time limit specified in paragraph 3(a) above and containing such details as are specified in paragraph 3(a) above provided that the Warranty Claim or Indemnity Claim has been accepted by the Sellers in writing or Proceedings in respect of such Claim are instituted and duly served within six months of such contingent liability becoming an actual liability.

other exclusions

7	The Seller shall not be liable in respect of any Claim other than a Tax Claim if and to the extent that:

(a)	an allowance, provision or reserve is specifically included in respect of the matter giving rise to the Warranty Claim shall have been made in the Audited Accounts or the Management Accounts;

(b)	the liability is caused or increased by a breach by the Buyer of any of its obligations under this Agreement;

(c)	the liability is caused or increased by any voluntary act, omission, transaction or arrangement carried out by: (A) the Company (or any of its affiliates) at the written request of the Buyer before Completion (excluding an act, omission, transaction or arrangement to comply with Legislation or an obligation of the Company (or any of its affiliates) entered into prior to the Effective Date or after the Effective Date independently without the written consent of the Buyer); or (B) the Buyer or any other Member of the Buyer Group (other than the Company (or any of its affiliates)) before or after Completion;

(d)	it relates to any liability or obligation which arises as a result of any change in Legislation or administrative practice of any Governmental Authority, in each case, not actually in effect at the Effective Date;

(e)	it relates to any liability which arises as a result of any change after Completion of the date to which the Company (or any of its affiliates) makes up its accounts or in the accounting policies or practices of any such entity (other than a change made to comply with Legislation); and

(f)	the Warranty Claim is increased by virtue of either the Buyer failing to comply with the provisions of paragraph 9 below.

no double recovery

8	The Buyer shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once in respect of the same loss.

conduct of claims

9	In the event the Buyer becomes aware of any matter that is likely to give rise to a claim from a third party in relation to the inaccuracy of the Warranties (other than a Tax Warranty which gives rise or may give rise to a Tax Liability as that term is defined in Schedule 8) or an Indemnity Claim (a “Third Party Claim”) the following provisions shall apply -

(a)	the Buyer shall as soon as reasonably possible notify the Sellers in writing of the matter and, at the expense of the Sellers, make available to them all information and documents in the possession or under the control of the Buyer in so far as they relate to that matter;

(b)	the Buyer shall not make any admission of liability or take any other action (except as required by law or by a Competent Authority) in connection with the matter without the previous written consent of the Sellers (which shall not be unreasonably delayed or withheld);

(c)	subject to it being indemnified to its reasonable satisfaction against all costs and expenses which might be incurred by it, the Buyer shall take all such reasonable steps as the Sellers may reasonably request to mitigate the liability under the Warranty Claim; and

(d)	if the Buyer shall, at the request of the Seller, take any steps to mitigate the Seller’s liability under a Warranty Claim pursuant to paragraph 9(c), the provisions of paragraph 3 shall be suspended during the period commencing on the date on which the Seller makes such request and ending on the date on which the Seller notifies the Buyer that it does not require the Buyer to take any further steps for such purpose (‘the Suspension Period’) so that the dates specified in paragraph 3(a) (and accordingly the period specified in paragraph 3(b)) shall be deemed to have been extended by a period equal in length to the Suspension Period.

recovery from insurers and THIRD PARTies

10	Where the Buyer or any other member of the Buyer Group is at any time entitled to recover from any insurer under any insurance policy any sum in respect of a matter giving rise to a Warranty Claim or Indemnity Claim, the Buyer shall, and shall procure that the other relevant member of the Buyer Group shall, use all reasonable endeavours to enforce recovery under such Claim prior to taking action against the Sellers (provided that (i) this shall not prevent the Buyer from giving notification of the Claim in accordance with paragraph 3 of this Schedule; and (ii) paragraph 3(b) shall not apply to any such claim and (iii) this shall not prevent the amount of this claim being treated as an Unresolved Claim Amount for the purposes of clause 14). The amount of the Sellers’ liability for any Warranty Claim or Indemnity Claim shall be reduced by any sum which is recovered (whether by way of insurance, indemnification or otherwise) by the Buyer or a Member of the Buyer Group (otherwise than from another of those companies) in respect of the loss or damage suffered by reason of the relevant breach, less the amount of any reasonable costs and expenses incurred in obtaining payment of that sum and of any Tax for which the Buyer or a Member of the Buyer Group may be liable by reason of its receipt of that sum.

mitigation

11	The Buyer shall take all reasonable action to mitigate any loss suffered by it or any other Member of the Buyer Group in respect of a matter giving rise to a Warranty Claim and nothing in this Schedule 5 restricts or limits the general obligation at law of the Buyer to mitigate any loss or damage which it may incur in consequence of a matter giving rise to a Claim.

remediable breach

12	The Sellers shall not be liable in respect of any Claim to the extent that within 30 days following receipt of notification thereof the matter giving rise to such claim is remedied to the reasonable satisfaction of the Buyer without cost or disruption to any Member of the Buyer Group.

general

13	If, at any time after the Effective Date, a Seller wishes to insure against its liabilities in respect of Claims, the Buyer shall, subject always to obligations of confidentiality to which it or any Member of the Buyer Group is party, provide such information in its control as a prospective insurer may reasonably require before effecting the insurance.

14	Notwithstanding anything to the contrary in this Schedule 6 to the extent that there is any actual or potential conflict between any of the provisions of this Schedule 6 as they relate to Tax Claims and the provision of Schedule 9 the provisions of Schedule 9 shall prevail.

SCHEDULE 7

BUYER protection

Interpretation and application

1	The provisions of this Schedule 7 shall apply in relation to FXCM Warranty Claims.

2	The limitations and exclusions set out in this Schedule shall not apply -

(a)	to any FXCM Warranty Claim which arises from;

(b)	to the amount by which any FXCM Warranty Claim is increased as a result of; or

(c)	where the delay in the discovery of any FXCM Warranty Claim arises from;

fraud, deceit or wilful concealment by the FXCM Parties. The amount, or the increase in the amount, of any such FXCM Warranty Claim shall accordingly be disregarded for the purpose of calculating the amount specified in paragraph 5.

Time limit for making Claims

3	The FXCM Parties shall not be liable for an FXCM Warranty Claim unless –

(a)	the Sellers give to the FXCM Parties written notification of the particulars of the FXCM Warranty Claim specifying (in each case to the extent reasonably possible) in reasonable detail the matter which gives rise to the FXCM Warranty Claim and an estimate as to the amount claimed before the date falling 18 months after the Completion Date; and

(b)	liability for the FXCM Warranty Claim is accepted by the FXCM Parties in writing or Proceedings in respect of such FXCM Warranty Claim are instituted and duly served in either case within six months from the date of notification of such FXCM Warranty Claim (save as set forth in paragraph 6 below with respect to contingent liabilities).

THRESHOLD FOR Claims

4	The FXCM Parties shall not be liable for any FXCM Warranty Claim unless:

(a)	the amount of that individual FXCM Warranty Claim exceeds US$100,000 (each a “qualifying claim”); and

(b)	the aggregate amount of all qualifying claims exceeds US$2,200,000,

in which event the FXCM Parties shall be liable for the whole amount of that FXCM Warranty Claim and not only the excess to the amounts mentioned in sub-paragraphs (a) and (b). For the purpose of this paragraph 4 two or more Warranty Claims arising from the same circumstance, or from the same set of circumstances, shall be treated as a single Warranty Claim.

Maximum liability

5	The maximum aggregate liability (including interest and costs) of the FXCM Parties in relation to all FXCM Warranty Claims shall not exceed US$35,000,000.

CONTINGENT LIABILITY

6	The FXCM Parties shall have no liability in respect of any FXCM Warranty Claim which is based on any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable but this paragraph shall not operate to limit, exclude or avoid an FXCM Warranty Claim made in respect of a contingent liability within the time limit specified in paragraph 3(a) above and containing such details as are specified in paragraph 3(a) above provided that the FXCM Warranty Claim has been accepted by the FXCM Parties in writing or Proceedings in respect of such FXCM Warranty Claim are instituted and duly served within six months of such contingent liability becoming an actual liability.

other exclusions

7	The FXCM Parties shall not be liable in respect of any FXCM Warranty Claim if and to the extent that:

(a)	the liability is caused or increased by a breach by any Seller of any of its obligations under this Agreement;

(b)	the liability is caused or increased by any voluntary act, omission, transaction or arrangement carried out by: (A) the Company (or any of its affiliates) before Completion (excluding an act, omission, transaction or arrangement to comply with the written request of the Buyer or Legislation); or (B) the Sellers or any Connected Person of the Sellers (other than the Company (or any of its affiliates) before or after Completion;

(c)	it relates to any liability or obligation which arises as a result of any change in Legislation or administrative practice of any Governmental Authority, in each case, not actually in effect at Effective Date; and

(d)	the FXCM Warranty Claim is increased by virtue of either of the Sellers failing to comply with the provisions of paragraph 9 below.

no double recovery

8	The Sellers shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once in respect of the same loss.

conduct of claims

9	In the event the Sellers becomes aware of any matter that is likely to give rise to a claim from a third party in relation to the inaccuracy of the FXCM Warranties (a “Third Party Claim”) the following provisions shall apply -

(a)	the Sellers shall as soon as reasonably possible notify the FXCM Parties in writing of the matter and, at the expense of the FXCM Parties, make available to them all information and documents in the possession or under the control of the Sellers in so far as they relate to that matter;

(b)	the Sellers shall not make any admission of liability or take any other action (except as required by law or by a Competent Authority) in connection with the matter without the previous written consent of the FXCM Parties (which shall not be unreasonably delayed or withheld);

(c)	subject to it being indemnified to its reasonable satisfaction against all costs and expenses which might be incurred by it, the Sellers shall take all such reasonable steps as the FXCM Parties may reasonably request to mitigate the liability under the FXCM Warranty Claim; and

(d)	if the Sellers shall, at the request of the FXCM Parties, take any steps to mitigate the FXCM Parties’ liability under an FXCM Warranty Claim pursuant to paragraph 9(c), the provisions of paragraph 3 shall be suspended during the period commencing on the date on which the Seller makes such request and ending on the date on which the FXCM Parties notifies the Sellers that it does not require the Sellers to take any further steps for such purpose (‘the Suspension Period’) so that the dates specified in paragraph 3(a) (and accordingly the period specified in paragraph 3(b)) shall be deemed to have been extended by a period equal in length to the Suspension Period.

recovery from insurers and THIRD PARTies

10	Where the Sellers or any Connected Person of the Sellers is at any time entitled to recover from any insurer under any insurance policy any sum in respect of a matter giving rise to an FXCM Warranty Claim, the Sellers shall, and shall procure that the Connected Person of the Sellers shall, use all reasonable endeavours to enforce recovery under such FXCM Warranty Claim prior to taking action against the FXCM Parties (provided that (i) this shall not prevent the Sellers from giving notification of the FXCM Warranty Claim in accordance with paragraph 3 of this Schedule; and (ii) paragraph 3(b) shall not apply to any such claim). The amount of the FXCM Parties’ liability for any FXCM Warranty Claim shall be reduced by any sum which is recovered (whether by way of insurance, indemnification or otherwise) by the Sellers or any Connected Person of the Sellers (otherwise than from each other) in respect of the loss or damage suffered by reason of the relevant breach, less the amount of any reasonable costs and expenses incurred in obtaining payment of that sum and of any Tax for which the Sellers or any Connected Person of the Sellers may be liable by reason of its receipt of that sum.

mitigation

11	The Sellers shall take all reasonable action to mitigate any loss suffered by it or any Connected Person of the Sellers in respect of a matter giving rise to an FXCM Warranty Claim and nothing in this Schedule 7 restricts or limits the general obligation at law of the Sellers to mitigate any loss or damage which it may incur in consequence of a matter giving rise to an FXCM Warranty Claim.

remediable breach

12	The FXCM Parties shall not be liable in respect of any Claim to the extent that within 30 days following receipt of notification thereof the matter giving rise to such claim is remedied to the reasonable satisfaction of the Sellers without cost or disruption to the Sellers.

schedule 8

restrictive covenants

Part 1 – SELLERS’ INITIAL SHARES COVENANT

1	In Part 1 of this Schedule 8 -

‘Restricted Business’ means any business competing with any business which is on the Completion Date, or was at any time within two years before the Completion Date, carried on by the Company or LM LLP; and

‘the Restricted Territory’ means worldwide.

2	The Sellers shall not and each of the Sellers shall procure that each of its Connected Persons (excluding the Company, Lucid Markets LLP and registered members of Lucid Markets LLP from time to time) shall not -

(a)	for a period of three years from the Completion Date directly or indirectly carry on or be engaged or interested in any way in a Restricted Business, within the Restricted Territory except as provided by paragraph 4 of Part 1 of this Schedule;

(b)	for a period of three years from the Completion Date directly or indirectly (whether alone or in conjunction with or on behalf of some other person) solicit or entice, or endeavour to solicit or entice, away from the Company any of its Partners (or any Connected Persons of any of its Partners);

(c)	for a period of three years from the Completion Date directly or indirectly (whether alone or in conjunction with or on behalf of some other person) solicit, or endeavour to solicit, business in connection with a Restricted Business, from any person who, at any time within two years before the Completion Date, had liaised with the Business with a view to becoming a client of the Business;

(d)	at any time after Completion directly or indirectly use, or attempt to use, for any purpose -

(i)	any Company Intellectual Property; or

(ii)	any name which is identical to or confusingly or deceptively similar to any name at present used by the Company as its corporate name or as a name under which it carries on business; or

(iii)	any trade mark, design, domain name or logogram (whether or not forming part of the Company Intellectual Property) which is identical to or confusingly or deceptively similar to any trade mark, design, domain name or logogram used by the Company at any time within twelve months before the Completion Date.

3	The Sellers shall and shall procure that each Connected Person of the Sellers from time to time (excluding the Company, Lucid Markets LLP and registered members of Lucid Markets LLP from time to time) shall take all such steps as shall from time to time be necessary to ensure compliance with paragraph 2 by their respective principals, partners, members, independent contractors, consultants, employees and agents.

4	Nothing contained in paragraph 2 of Part 1 of this Schedule shall prevent any of the Sellers or any Connected Person of any of the Sellers from -

(a)	performing services to the benefit of the Company or Lucid Markets LLP pursuant to, and in accordance with the terms of, their own Contractor Agreement and the Shareholders Agreement in force from time to time;

(b)	owning or acquiring for the purposes of investment not more than five per cent. (5%) of any class of shares or other securities of any undertaking listed on a recognised investment exchange as such term is defined in section 285 of the Financial Services and Markets Act 2000; and

(c)	performing any services following a Buy-Back, upon occurrence of which all obligations under paragraph 2 of Part 1 of this Schedule shall automatically terminate.

Part 2 – SELLERS’ RETAINED SHARES COVENANT

1	In Part 2 of this Schedule 8-

‘Buy Out Closing Date’ the date on which completion of the sale and purchase of the Retained Shares in accordance with clause 5.4 takes place;

‘Restricted Business’ means any business competing with any business which is on the Completion Date, or was at any time within two years before the Buy Out Closing Date, carried on by the Company or Lucid Markets LLP;

‘Restricted Period’ means a period of three years (or such shorter period as the Buyer may notify to the Sellers in writing on or prior to the Buy Out Closing Date); and

‘the Restricted Territory’ means worldwide.

2	The Sellers shall not and each of the Sellers shall procure that each of its Connected Persons (excluding the Company, Lucid Markets LLP and registered members of Lucid Markets LLP from time to time) shall not -

(a)	for the Restricted Period from the Buy Out Closing Date directly or indirectly carry on or be engaged or interested in any way in a Restricted Business, within the Restricted Territory except as provided by paragraph 4 of Part 2 of this Schedule;

(b)	for the Restricted Period from the Buy Out Closing Date directly or indirectly (whether alone or in conjunction with or on behalf of some other person) solicit or entice, or endeavour to solicit or entice, away from the Company or Lucid Markets LLP any of its Partners (or any Connected Persons of any of its Partners);

(c)	for the Restricted Period from the Buy Out Closing Date directly or indirectly (whether alone or in conjunction with or on behalf of some other person) solicit, or endeavour to solicit, business in connection with a Restricted Business, from any person who, at any time within two years before the Buy Out Closing Date, had liaised with the Business with a view to becoming a client of the Business;

(d)	at any time after the Buy Out Closing Date directly or indirectly use, or attempt to use, for any purpose -

(i)	any Company Intellectual Property; or

(ii)	any name which is identical to or confusingly or deceptively similar to any name at present used by the Company or Lucid Markets LLP as its corporate name or as a name under which it carries on business; or

(iii)	any trade mark, design, domain name or logogram (whether or not forming part of the Company Intellectual Property) which is identical to or confusingly or deceptively similar to any trade mark, design, domain name or logogram used by the Company or Lucid Markets LLP at any time within twelve months before the Buy Out Closing Date.

3	The Sellers shall and shall procure that each Connected Person of the Sellers from time to time (excluding the Company, Lucid Markets LLP and registered members of Lucid Markets LLP from time to time) shall take all such steps as shall from time to time be necessary to ensure compliance with paragraph 2 by their respective principals, partners, members, independent contractors, consultants, employees and agents.

4	Nothing contained in paragraph 2 of Part 2 of this Schedule shall prevent any of the Sellers or any Connected Person of any of the Sellers from -

(a)	performing services to the benefit of the Company or Lucid Markets LLP pursuant to, and in accordance with the terms of, their own Contractor Agreement and the Shareholders Agreement in force from time to time; and

(b)	owning or acquiring for the purposes of investment not more than five per cent. (5%) of any class of shares or other securities of any undertaking listed on a recognised investment exchange as such term is defined in section 285 of the Financial Services and Markets Act 2000.

Part 3 – BUYERS’ BUY BACK COVENANT

1	In Part 3 of this Schedule 8 -

‘Buy Back Closing Date’ the date on which completion of the sale and purchase of the Initial Shares in accordance with clause 5.12 takes place;

‘Restricted Business’ means Existing Lucid Business and Extended Lucid Business (in each case as defined in the Shareholders Agreement as amended and restated from time to time;

‘Restricted Period’ means a period of three years (or such shorter period as the Sellers may notify to each of FXCM Inc, Holdings and the Buyers in writing on or prior to the Buy Back Closing Date); and

‘the Restricted Territory’ means worldwide.

2	Each of FXCM Inc, Holdings and the Buyers shall not (and Holdings shall procure that each Member of the Buyer Group shall not) -

(a)	for the Restricted Period from the Buy Back Closing Date directly or indirectly carry on or be engaged or interested in any way in a Restricted Business, within the Restricted Territory except as provided by paragraph 4 of Part 3 of this Schedule;

(b)	for the Restricted Period from the Buy Back Closing Date directly or indirectly (whether alone or in conjunction with or on behalf of some other person) solicit or entice, or endeavour to solicit or entice, away from the Company or Lucid Markets LLP any of its Partners (or any Connected Persons of any of its Partners);

(c)	for the Restricted Period from the Buy Back Closing Date directly or indirectly (whether alone or in conjunction with or on behalf of some other person) solicit, or endeavour to solicit, business in connection with a Restricted Business, from any person who, at any time within two years before the Buy Back Closing Date, had liaised with the Business with a view to becoming a client of the Business;

(d)	at any time after the Buy Back Closing Date directly or indirectly use, or attempt to use, for any purpose -

(i)	any Company Intellectual Property; or

(ii)	any name which is identical to or confusingly or deceptively similar to any name at present used by the Company or Lucid Markets LLP as its corporate name or as a name under which it carries on business; or

(iii)	any trade mark, design, domain name or logogram (whether or not forming part of the Company Intellectual Property) which is identical to or confusingly or deceptively similar to any trade mark, design, domain name or logogram used by the Company or Lucid Markets LLP at any time within twelve months before the Buy Back Closing Date.

3	Nothing contained in paragraph 2 of Part 3 of this Schedule shall prevent any of FXCM Inc, Holdings, the Buyer or any Member of the Buyer Group from -

(a)	performing services to the benefit of the Company or Lucid Markets LLP pursuant to, and in accordance with the terms of, any contract that may be in force from time to time between the Company or Lucid Markets LLP and FXCM Inc, Holdings, the Buyer or any Member of the Buyer Group; and

(b)	owning or acquiring for the purposes of investment not more than five per cent. (5%) of any class of shares or other securities of any undertaking listed on a recognised investment exchange as such term is defined in section 285 of the Financial Services and Markets Act 2000.

schedule 9

TAX SCHEDULE

1.	INTERPRETATION

1.1	In this Schedule, the following expressions have the following meanings unless inconsistent with the context:

‘Accounts Relief’ means any Relief arising before Completion, which has been taken into account in computing (and thereby reducing), or in obviating the need for, a provision for Tax (excluding anything taken into account in the provision for deferred tax) in the Audited Accounts or the Management Accounts, or which is shown as an asset in the Audited Accounts or the Management Accounts;

‘Buyer’s Relief’ means (i) any Accounts Relief and (ii) any Relief attributable to a period after Completion or arising as a result of any Transaction occurring or deemed to occur after Completion;

‘Corresponding Saving’ means a Tax benefit arising to the Buyer's Group, the Buyer or the Company as a result of any Tax Liability for which the Sellers are liable under paragraph 2;

‘Independent Accountants’ means:

(a)	the auditors for the time being of the Company; or

(b)	if a party seeking certification or determination by Independent Accountants is satisfied (acting reasonably and in good faith) that the auditors for the time being of the Company will not give any certification or perform any other task requested pursuant to this Schedule, a nationally recognised firm of accountants appointed by agreement between the Sellers and the Buyer or, in default of agreement, by the Sellers (provided that the Sellers acted reasonably in seeking such agreement);

‘Over provision’ means (ignoring the effect of any Buyer's Relief within sub-paragraph (ii) of the definition or any change in law after Completion) the amount by which the amount provided in the Audited Accounts or the Management Accounts in respect of Tax exceeds Tax actually paid by the Company together with Tax for which the Company is liable;

‘Relevant Person’ means any Seller and any company or person which is, or has been treated on or before Completion as, connected or associated with any Seller for any Tax purpose;

‘Tax Demand’ means any notice, demand, assessment letter or other document from which it appears that there is or may be a Tax Liability;

‘Tax Legislation’ means any law, decree or other legislative provision imposing or relating to Tax or any circular letters and guidelines issued by any Tax Authority;

‘Tax Liability’ means:

(a)	any liability or increase in the liability of the Company to make a payment of or in respect of Tax;

(b)	any Tax which would have been saved by the Company but for the loss or unavailability (in whole or in part) of any Accounts Relief (other than a right to repayment of Tax), such Tax saving being calculated on the basis of the relevant rate of Tax current at Completion and on the assumption that the Company has sufficient income, profits or gains fully to utilise such Accounts Relief and that Accounts Relief is used in priority to any other Relief available to the Company;

(c)	any Accounts Relief which is a right to repayment of Tax and is lost or not available (in whole or in part) to the Company; and

(d)	any Tax saved by the use (in whole or in part) of any Buyer’s Relief to the extent that but for such use the Buyer would have been entitled to make a claim under this Schedule or for breach of any of the Tax Warranties, including without limitation any liability of the Company under the LLP Transfer Agreement to make a payment in respect of Tax of Lucid Markets UK LLP; and

‘Transaction’ includes any event, transaction (including entering into this Agreement), act (including Completion), omission, receipt or distribution.

2.	TAX COVENANT TO PAY

2.1	Subject to the terms of this Schedule, the Sellers covenant with the Buyer to pay to the Buyer an amount equal to:

2.1.1	any Tax Liability which arises as a result of, as a consequence of or reasonably in connection with any Transaction occurring (or deemed to occur), or any income, profits or gains earned, accrued or received (or deemed to be earned, accrued or received), on or before Completion;

2.1.2	any Tax Liability which is the primary liability of a Relevant Person or for which the Company would not have been accountable but for the failure of any Relevant Person to discharge a liability to Tax;

2.1.3	any Tax Liability which arises as a result of, as a consequence of or reasonably in connection with (i) the contribution by the Company of its business to a new limited liability partnership following Completion (as referred to in clause 13.6) or (ii) a payment by the Company to the Ordinary Members under the Ordinary Members Contingent Payment Agreement; and

2.1.4	all reasonable out-of-pocket costs and expenses incurred by the Buyer or the Company in connection with any Tax Liability capable of being claimed under this paragraph 2 or with any Tax Demand or in taking or defending any action pursuant to this Schedule.

3.	LIMITATIONS

3.1	The Sellers will not be liable under paragraph 2 or for a Claim for breach of the Tax Warranties to the extent that the Tax Liability or the matter giving rise to that Claim (as the case may be):

3.1.1	was discharged on or before Completion and the discharge was reflected in the Audited Accounts or the Management Accounts;

3.1.2	was the subject of a reserve or provision for Tax made in the Audited Accounts or the Management Accounts (other than a reserve or provision for deferred Tax) or would have been the subject of such reserve or provision but for a valid offset or utilisation of a valid Relief;

3.1.3	would not have arisen but for a change in the legislation or in the published practice of a Tax Authority first enacted or announced after Completion;

3.1.4	results from any change after Completion in the accounting reference date of the Company or in any accounting policies of the Company, other than in order to comply with any legal requirements or any generally accepted accounting practices in force at Completion;

3.1.5	save in relation to a Tax Liability falling within paragraph 2.1.3, results from a voluntary act of the Company or the Buyer after Completion outside the ordinary course of business of the Company or the Buyer, as the case may be, as carried on at Completion, save where such act occurs pursuant to a legally binding obligation of the Company entered into prior to Completion or with the specific approval of or at the specific request of the Sellers;

3.1.6	has been recovered under the Warranties or under this Agreement or has already been recovered under this Schedule;

3.1.7	arises as a result of any default or delay by the Buyer or the Company after Completion, including (without limitation) a delay in paying or satisfying any Tax Liability or a delay or default in submitting any returns, computations or documents in respect of Tax outside the appropriate time limits or in submitting such returns, computations or documents otherwise than on a proper basis, in each case after Completion (other than as a result of the Sellers failing to comply with their obligations under paragraph 7 hereof);

3.1.8	the Tax Liability arises as a result of any Transaction occurring in the ordinary course of business of the Company in the period from (and including) 1 May 2012 to (and including) Completion, save to the extent that the Tax Liability arises in respect of any income, profits or gains earned, accrued or received in respect of that period and the Company does not retain the benefit of such income, profits or gains at Completion and such income, profits or gains have not been expended in the ordinary course of business of the Company. For the purposes of this paragraph, and without limiting the classification of any other Tax Liabilities for those purposes, none of the following Tax Liabilities shall be regarded as arising as a result of a Transaction in the ordinary course of business of the Company:

(i)	any Tax Liability chargeable or attributable to a person other than the Company;

(ii)	any liability arising from Tax avoidance within Parts 14 to 21C CTA 2010 or from the application of section 455 CTA 2010;

(iii)	any liability arising as a result of the Company ceasing for Tax purposes to be a member of any group or associated with any other company;

(iv)	any liability arising as a result of the failure to deduct and/or account for Tax;

(v)	any liability in respect of any distribution (as defined in Part 23 CTA 2010) or deemed distribution for Tax purposes;

(vi)	any liability in respect of deemed (as opposed to actual) income, profits or gains or arising from a disallowance for transfer pricing purposes;

(vii)	any liability arising from the disposal of any capital asset;

(viii)	any liability arising from any Transaction specifically referred to in this Agreement;

(ix)	any liability arising from any Ordinary Member being treated for Tax purposes as if he were an employee of the Company; and

(x)	any liability arising from the payment by the Company to the Ordinary Members under the Ordinary Members Contingent Payment Agreement.

4.	CONDUCT OF DEMANDS

4.1	If the Company or the Buyer receives a Tax Demand, it shall give notice in writing of that fact to the Sellers as soon as it is reasonably practicable, but in any event within 10 days of becoming aware of such Tax Demand provided that the giving of such notice shall not be a condition precedent to the liability of the Sellers under this Schedule.

4.2	Subject to the remaining provisions of this paragraph 4, the Buyer shall procure that the Company shall take such lawful action as the Sellers shall reasonably request to avoid, dispute, resist, appeal or contest such Tax Demand.

4.3	The Buyer shall not be required to take any action or further action under this paragraph 4 unless:

4.3.1	the Company and all other Members of the Buyer Group are indemnified to their reasonable satisfaction against all resulting costs, expenses and losses which may be incurred;

4.3.2	the Sellers have, within twenty (20) days after the date of the notice given pursuant to paragraph 4.1 of this Schedule, given notice in writing to the Company or the Buyer (as the case may be) of their request under paragraph 4.2; or

4.3.3	in relation to any proceedings before any court or other appellate body (excluding the Tax Authority which has made the Tax Demand), the Sellers have been advised in writing by independent tax counsel of at least five years’ call (at the Sellers’ cost and expense), after disclosure of all relevant information and documents including all relevant rights and interests of the Company and the other Members of the Buyer Group, that it is reasonable to resist the Tax Demand in the manner proposed by the Sellers and have provided that advice to the Company or the Buyer (as the case may be). For this purpose an independent tax counsel includes a tax lawyer at Skadden Arps or a tax adviser at BKL Tax.

4.4	Further, the Buyer shall not be required to take any action or further action under this paragraph 4:

4.4.1	where it derives from or arises out of any dishonest or fraudulent act or omission by any Seller or by the Company prior to Completion or if the Buyer has reasonable grounds to believe that in connection with a Claim the conduct of any Seller or the Company amounts to fraud;

4.4.2	if, following the expiry of fifteen (15) days from the service of a notice in writing by the Buyer or the Company on the Sellers that reasonably requires the Sellers to clarify or explain the terms of any request made under paragraph 4.2, no such clarification or explanation has been received by the Buyer or the Company, but this sub-paragraph (b) shall only apply where the nature of the request made by the Sellers would not be clear to a reasonably competent tax adviser;

4.4.3	if the Buyer (acting reasonably) considers such action to be unlawful; or

4.4.4	if any action or other step is taken or legal proceedings are started to make any of the Sellers bankrupt or to put any of the Sellers into insolvency, or if any of the Sellers are unable to pay their debts as they fall due.

4.5	The Company or the Buyer (as the case may be) shall be entitled, without reference to the Sellers, to admit, compromise, settle, discharge or otherwise deal with a Tax Demand on such terms as it may in its absolute discretion think fit and without prejudice to any right or remedy under this Schedule if any of the circumstances in paragraph 4.4 apply or the Sellers fail to indemnify, give notice or take independent counsel’s advice as required in paragraph 4.3.

4.6	If the Buyer takes the view that the action proposed by the Sellers in respect of a Tax Liability whilst otherwise lawful and reasonable is or is likely to be materially prejudicial to the business or Tax affairs of the Company or any other Member of the Buyer Group, the Buyer at its option may take over full conduct of such matter upon discharging the Sellers from liability under this Schedule for such Tax Liability, save that the Sellers shall pay the Buyer any sum of Tax that the Sellers would have been liable to pay had they pursued their proposed course of action successfully.

5.	DATE OF PAYMENT

5.1	Subject to the remaining provisions of this paragraph 5, the Sellers shall make payment in full and in cleared funds under paragraph 2 on whichever is the later of –

5.1.1	ten (10) Business Days after service of a notice in writing to the Sellers containing a demand in respect of a claim for which the Sellers are liable under this Schedule, which notice shall (insofar as the amount is calculable at the date of the notice) specify the amount payable and the date of payment; and

5.1.2	in the case of a Tax Liability which involves an actual payment of Tax, ten (10) Business Days before the latest date on which such payment of Tax can be made without incurring any interest, charge, penalty, fine or surcharge in respect thereof and on the assumption that no appeal is made against any assessment or Tax Demand.

6.	RECOVERY FROM OTHER PERSONS

6.1	If the Company is entitled to recover from any other person (including any Tax Authority but excluding any Member of the Buyer Group and any current or former officer or employee of any such member) any sum which is referable to a Tax Liability in respect of which the Sellers have made a payment under paragraph 2 or for breach of any of the Tax Warranties, the Buyer will:

6.1.1	promptly notify the Sellers of all relevant details concerning such entitlement after the Company or the Buyer becomes aware of such entitlement;

6.1.2	take all appropriate and reasonable steps to enforce recovery under such entitlement (if so required by the Sellers and provided that the Sellers have agreed to indemnify the Company and any other Member of the Buyer Group to the Buyer’s reasonable satisfaction against any resulting costs, expenses or liabilities incurred by taking those steps);

6.1.3	keep the Sellers informed in reasonable detail of the progress of any such action for the purpose of making recovery in accordance with this paragraph 6.1; and

6.1.4	within ten (10) Business Days of making such recovery, pay to the Sellers (in proportion to their contributions to the aforementioned payment) the sum equal to the lesser of:

(i)	the amount so recovered (together with an amount equal to any interest payment or repayment supplement received by the Company in connection with the recovery) less any losses, costs, damages and expenses incurred by the Company or any other Member of the Buyer Group as a result of the recovery of that amount (and not already reimbursed under the above indemnity) and also less any Tax paid or payable as a result of such recovery (or which would have been paid or payable but for the availability of any Relief)); and

(ii)	the amount paid by the Sellers under paragraph 2 or for breach of any of the Tax Warranties (net of any Tax suffered thereon) in respect of the relevant Tax Liability less any part of such amount previously repaid to the Sellers under any provision of this Agreement or otherwise.

7.	TAX RETURNS

7.1	Subject to and in accordance with the provision of this paragraph 7, the Buyer or its duly authorised agents shall (at the Company’s expense) prepare, submit and deal with all computations, returns, claims, correspondence and other documentation of the Company relating to Tax (‘Tax Documents’) and deal with all matters relating to such Tax Documents in respect of all fiscal or accounting periods of the Company ending on or before Completion (‘Pre-Completion Periods’) and in respect of the fiscal or accounting period of the Company straddling Completion (‘Straddle Period’) (such matters in the Pre–completion Period and Straddle Period being the ‘Pre-Completion Tax Affairs’, except such matters which relate solely to the part of the Straddle Period occurring after Completion).

7.2	All Tax Documents relating to Pre-Completion Periods or the Straddle Period shall be dealt with as soon as reasonably practicable and within applicable time limits after Completion and the Buyer shall ensure that:

7.2.1	the Sellers are kept informed in reasonable detail of the progress of all matters relating to the Pre-Completion Tax Affairs;

7.2.2	the Sellers receive copies of all material written correspondence sent after Completion in relation to the Pre Completion Tax Affairs;

7.2.3	no such Tax Document is submitted to a Tax Authority which is, so far as the Buyer is aware, misleading, untrue or inaccurate;

7.2.4	such Tax Documents shall be submitted in draft form to the Sellers for comment at least twenty (20) Business Days before the expiry of any time limit for the submission of such document to the relevant Tax Authority. The Sellers shall comment within fifteen (15) Business Days of receiving the Tax Documents and the Buyer shall not unreasonably refuse to adopt such comments to the extent that they relate (directly or indirectly) to a Pre-Completion Period or that part of the Straddle Period falling on or prior to Completion;

7.2.5	the Sellers or its duly authorised agent shall have the right to attend any discussions or negotiations with any Tax Authority or any conferences with Counsel that relate exclusively to the Pre-Completion Tax Affairs; and

7.2.6	such Tax Documents are prepared in a manner consistent with past practices and without any change of accounting method (except to the extent necessary to comply with applicable laws).

7.3	The Sellers shall give the Buyer, and shall procure that the Buyer is given, reasonable access to all books, accounts, and records of the Group which are not handed over to the Buyer at Completion and shall give the Buyer such other assistance as may reasonably be required to enable the Buyer to comply with its obligations under this paragraph 7.

7.4	Subject to the other provisions of this paragraph 7, the Buyer shall have exclusive conduct of all Tax affairs of the Company after Completion.

7.5	The Buyer will procure that the Company does not amend or withdraw any return or computation or any claim, election, surrender or consent made by the Company, in relation to Tax and in respect of its fiscal or accounting periods ended on or before Completion, without their prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed) and shall make all elections, claims, surrenders and take such other actions as are assumed in the provision or reserve for Tax in the Audited Accounts or the Management Accounts but only to the extent they are specifically referred to in the notes thereto or in the Disclosure Letter or would be clear to a tax adviser responsible for tax compliance after Completion from the face of the Audited Accounts or the Management Accounts or the notes thereto.

7.6	If any matter gives rise to a Tax Demand, the provisions of this paragraph 7 shall cease to apply and the provisions of paragraph 4 will apply.

8.	CORRESPONDING SAVINGS AND OVER-PROVISIONS ETC.

8.1	If the Buyer or the Company becomes aware that:

8.1.1	there is or may be a Corresponding Saving;

8.1.2	there is or may be an Over provision;

8.1.3	there is an actual repayment, or any right to a repayment, of Tax or a credit or set off in respect of any Tax in respect of a Transaction occurring or income, profits or gains earned, accrued or received on or prior to Completion, to the extent that such right or repayment:

(i)	is not reflected as an asset in the Audited Accounts or the Management Accounts;

(ii)	is not attributable to a change in law after Completion with retrospective effect;

(iii)	is not attributable to the utilisation of a Buyer’s Relief; and

(iv)	is not a payment or relief to which paragraph 6 applies (a "tax refund");

the Buyer shall promptly give details of such Corresponding Saving, Over-provision or tax refund by written notice to the Sellers.

8.2	The Sellers may at any time instruct the Independent Accountants (at the Sellers’ expense) to determine in writing the extent of any Corresponding Saving, Over-provision or tax refund (whether or not details have been notified to the Sellers in accordance with paragraph 8.1). If the Independent Accountants determine that a Corresponding Saving, Over-provision or tax refund has arisen, an amount equal to the value (as so determined in writing) of any such tax refund shall be paid to the Sellers (net of any Tax and other costs of recovering the tax refund) forthwith upon repayment of such tax refund or otherwise upon the Buyer obtaining the benefit of such overpayment or, in the case of a Corresponding Saving or Over-provision, such amount (net of any Tax and other costs of obtaining the same) shall be set off:

8.2.1	against any payment then due from the Sellers to the Buyer under this Schedule or for breach of any of the Tax Warranties; and

8.2.2	to the extent there is any excess, it shall be repaid by the Buyer to the Sellers within ten (10) Business Days of ascertaining the amount of such excess.

8.3	For the purposes of this paragraph 8, a Corresponding Saving shall be deemed to arise when the Company or any other Member of the Buyer Group would utilise the benefit, on the assumption that all reasonable endeavours had been made to obtain the Corresponding Saving in priority to other Reliefs.

9.	BUYER’S COVENANT

9.1	Subject to paragraph 9.2, the Buyer covenants with each Seller to pay to that Seller an amount equal to any liability to Tax of that Seller or of any company which is under the control of that Seller arising as a result of or in connection with the Company failing to discharge any liability to Tax (together with any costs and expenses reasonably and properly incurred by that Seller or that company in connection with such liability, provided that the Buyer shall not be obliged to pay the costs and expenses of more than one Seller in relation to the same liability to Tax).

9.2	The covenant contained in paragraph 9.1 shall not apply to a liability to Tax to the extent that:

9.2.1	the Buyer could claim payment in respect of it under paragraph 2 or for breach of any of the Tax Warranties (or, in either case, would have been able to do so but for paragraphs 3 or 5 of Schedule 6); or

9.2.2	any of the Sellers or any other person has recovered the relevant Tax (or an amount in respect of such Tax) from the Company or any other Member of the Buyer Group under any relevant statutory provision (and each Seller shall procure that no such recovery is sought to the extent that payment has been made by the Buyer under paragraph 9.1); or

9.2.3	an amount in respect of that liability to Tax has already been recovered by another Seller under paragraph 9.1.

9.3	The Buyer is entitled to set off against any amount which it is liable to pay to the Sellers under paragraph 9.1 any amount which the Sellers have an admitted liability to pay to the Buyer under paragraph 2 or for breach of any of the Tax Warranties.

9.4	Paragraphs 4, 5 and 6 of this Schedule shall apply to the covenant contained in paragraph 9.1 as they apply to the covenant contained in paragraph 2, replacing references to a Seller or the Sellers with the Buyer (and vice versa) and making any other necessary modifications.

schedule 10

Loan note form

UNSECURED REGISTERED PROMISSORY NOTE

[date] __, 2012

$[amount] [A separate note to be issued to each seller for each payment]

Interest Rate: 3.5%

FOR VALUE RECEIVED, the undersigned, FXCM Holdings, LLC, a Delaware limited liability company (the “Company”), hereby promises to pay to [Mr. Matthew Wilhelm] [Mr. Dierk Reuter], or his assigns (“Lucid Shareholder”), on or before December __, 20121 (such date, the “Maturity Date”) the aggregate principal amount of [ ] (the “Principal Amount”), with interest thereon at the rate or rates set forth below, and subject to the terms hereinafter set forth.

1.           Term; Payment. The entire Principal Amount, together with all accrued and unpaid interest thereon, shall be due and payable on the Maturity Date, unless extended upon mutual written consent by the parties; provided however, that if such day is not a business day, then such payment shall be due and payable on the next succeeding business day.

2.          Registration. The Company will cause a register to be kept at the principal place of business of the Company on which will be entered the names and addresses of the holders of the notes and the particulars of the notes held by them and of all transfers and redemptions of notes.

3.          Interest. Interest on the outstanding Principal Amount shall accrue at the rate of 3.5% per annum (the “Interest Rate”). All computations of interest payable under this note shall be made on the basis of the actual number of calendar days elapsed and a year of 365 days. Payments shall first be credited against interest accrued and due at the time of receipt of payment, with the remainder credited against unpaid principal. Interest shall cease to accrue on any principal so credited. If at any time and for any reason whatsoever, the interest rate payable under this Note shall exceed the maximum rate of interest permitted to be charged by the Lucid Shareholder to the Company under applicable law, such interest rate shall be reduced automatically to the maximum rate of interest permitted to be charged under applicable law, and all amounts received on account of any interest that exceeds such permissible rate shall be deemed to have been applied towards the payment of the Principal Amount as of the date paid received by the Lucid Shareholder.

1 Note: Term of notes to be 6 months.

4.          Method of Payment. Payment of principal and interest in respect of the notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts to the Lucid Shareholder. Each such payment will be made by transfer to an account maintained by the Lucid Shareholder at a banking institution in the United States or to a U.S. Dollar account maintained by the Lucid Shareholder with a bank outside the United States, in either case as designated below, or as may be specified from time to time in writing by the Lucid Shareholder.

[Bank account details to be inserted]

5.          Subordination. The indebtedness evidenced by this Note shall be subordinate to the extent required by, and shall be subject to the terms and conditions of, that certain Credit Agreement dated December 19, 2011, between the Company, Bank of America, N.A., as Administrative Agent and several lenders from time to time parties thereto (the “Senior Creditors”).

6.          Representations and Warranties of the Company. The Company hereby represents and warrants to the Lucid Shareholder as follows:

6.1           Organization, Good Standing and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite company power to own and operate its properties and assets and to carry on its business as now conducted.

6.2           Authorization; Binding Obligations; Governmental Consents.

(a)          All company action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and issuance of this Note, and the performance of all obligations of the Company hereunder, have been taken prior to the date hereof. This Note constitutes the valid and legally binding obligation of the Company, and is enforceable in accordance with its terms, except as the same may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights, and (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)          The Company has all requisite company power to execute and deliver this Note, to issue this Note and to carry out and perform its obligations under the terms of this Note.

(c)          No consent, approval, permit, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the execution and issuance of this Note.

(d) The Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition or operations of the Company.

4.3           Compliance with Other Instruments. Neither the Company nor any of its subsidiaries are in violation or default of any provision of their respective articles of incorporation, by-laws or similar organizational documents, or of any mortgage, indenture, contract, agreement, instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to the best of its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company or any of its subsidiaries. The issuance of this Note will not result in any such violation or be in conflict with or constitute, with or without the passage of time or giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or material contract, or result in the creation of any mortgage, pledge, lien, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries or the suspension, revocation, impairment, forfeiture, or nonrenewal of any permit, license, authorization, or approval applicable to the business, or operations or any of the assets or properties the Company or any of its subsidiaries.

7.          Time is of the Essence. Time is expressly declared to be of the essence of each obligation of the Company hereunder and in all matters concerning this Note, including all acts or things to be done or performed in connection herewith, and specifically of every provision of this Note in which time is an element.

8.          Event of Default. Any one or more of the following shall constitute an “Event of Default” by the Company under the terms of this Note:

8.1           If the Company defaults in the performance or observance of any of the covenants or conditions set forth in this Note and if such default continues and remains uncured for a period of ten (10) days after written notice thereof from the Lucid Shareholder;

8.2           Any representation or warranty at any time made by the Company to the Lucid Shareholder hereunder was not true or complete in all material respects (or in all respects to the extent the representation or warranty is qualified by a materiality standard) when given or has otherwise been breached or remains uncured for a period of ten (10) days after the Company becomes aware of such breach;

8.3           If the Company institutes proceedings to be adjudicated a voluntary bankruptcy; consents to the filing of a bankruptcy proceeding against it; files or consents to filing of a petition or answer or consent seeking reorganization under the federal bankruptcy laws or any other similar applicable federal or state law; consents to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Borrower or a substantial part of its property; assigns for the benefit of creditors made by the Borrower; admits in writing of its inability to pay its debts generally as they become due; or takes any action in furtherance of any of the aforesaid purposes.

9.          Rights of the Lucid Shareholder upon Event of Default. Subject to the terms and conditions of the Credit Agreement, the subordinated nature of this Note, to the extent required, and all other rights of the Senior Creditors (if applicable), upon the occurrence of an Event of Default described in Section 8 hereto, and at any time thereafter during the continuance of such Event of Default, by written notice to the Company, the Lucid Shareholder may declare all outstanding obligations to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.

10.         Default Interest. From and after the Maturity Date, and during the continuance of an Event of Default, interest shall accrue on the outstanding principal balance hereof at a rate ("Default Rate") equal to the Interest Rate plus 3.5%. Interest accruing at the Default Rate shall be immediately due and payable to the Lucid Shareholder upon demand.

11.         Stamp Taxes. The Company shall pay or cause to be paid any present or future stamp, court, documentary or any similar taxes or levies which arise in any jurisdiction from the execution or delivery of this Note (other than a transfer or assignment of this Notes), or the receipt of any payments with respect to this Note.

12.         Replacement of Note. If this Note is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified address of the Company listed in Section 17, subject to all applicable laws and other relevant authority requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Company may reasonably require. If such Note is mutilated or defaced, it must be surrendered before a replacement will be issued.

13.         Waiver of Presentment, Etc. The Company hereby, to the fullest extent permitted by applicable law, waives presentment, demand, notice, protest, and all other demands and notices in connection with delivery, acceptance, performance, default, acceleration or enforcement of or under this Note.

14.         Amendment; Waivers. Neither this Note nor any term hereof may be waived, amended, discharged, modified, changed, or terminated orally, nor shall any waiver of any provision hereof be effective except by an instrument in writing signed by the party granting the waiver. The failure of the holder hereof to exercise any of its rights, remedies, powers, or privileges hereunder in any instance will not constitute a waiver thereof, or of any other right or remedy, and no single or partial exercise of any right or remedy shall preclude any other or further exercise thereof or of any other right or remedy.

15.         Payment of Collection Costs. The Company will pay on demand all costs of collection, including all court costs and reasonable attorneys’ fees, paid or incurred by the Lucid Shareholder in enforcing any rights under this Note after an Event of Default..

16.         GOVERNING LAW. THIS NOTE WILL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO PRINCIPLES OF CHOICE OF LAW).

17.         Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by national overnight courier or hand for deliver on the next business day) or on receipt after dispatch by registered or certified mail, post prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

If to the Company:

FXCM Holdings, LLC
55 Water Street, 50th floor
New York, NY 10041
Attention: General Counsel

If to the Lucid Shareholder:

[name]
[ADDRESS]

 SIGNATURE PAGE FOLLOWS

[The remainder of this page is intentionally left blank.]

In Witness Whereof, the Company has executed and delivered this Promissory Note as an instrument under seal as of the date first above written.

FXCM HOLDINGS, LLC

By:
Name:
Title:

Acknowledged and Agreed:

[Lucid shareholder]

By:

schedule 11

interpretation

1	In this Agreement, unless the context otherwise requires -

‘the Accounting Date’ means 31 December 2011;

‘the Additional Loan Notes’ means the three and a half per cent. (3.5%) loan notes in the agreed form set out in Schedule 10 of this Agreement to be issued (if applicable) by the Buyer under clause 8 with a nominal amount to be ascertained pursuant to clause 8;

‘Anniversary Loan Notes’ means the US dollar loan notes, substantially in the form set out in Schedule 10 of this Agreement, to be issued by the Buyer pursuant to paragraph 1 of Schedule 3 for an amount equal to the value of 9,000,000 FXCM Shares;

‘Anniversary Shares’ means the 9,000,000 FXCM Shares to be issued in exchange for the Anniversary Loan Notes;

‘Anti-Corruption Laws’ means any law relating to the prevention of bribery and/or corruption and/or the financing of terrorism, in particular, without limitation, the United Kingdom Prevention of Corruption Act 1906, Anti-Terrorism, Crime and Security Act 2001, Part 12 or any provision or offence referred to in it and the Bribery Act 2010, the United States of America Foreign Corrupt Practices Act or any law of the United States or political subdivision within the United States, the UN Convention against Corruption, the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions;

‘the Audited Accounts’ means the audited accounts for Lucid Markets UK LLP for the financial year ended on the Accounting Date, including the notes on them and the auditor’s and directors’ reports and other documents required by law to be annexed or attached to them;

‘the Business’ means acting as principal (i) trading of foreign exchange in the spot market and various futures contracts on electronic crossing networks and exchanges, and (ii) providing liquidity for purposes of trading to counterparties and professionals;

‘Business Day’ means a day, except a Saturday or a Sunday, on which banks in the City of London and New York are open for business generally;

‘the Buyer Group’ means the Buyer and any other company (which, after Completion, includes the Company) which at the relevant time is its subsidiary undertaking or parent undertaking or a subsidiary undertaking of any such parent undertaking; and ‘Member of the Buyer Group’ has a corresponding meaning;

‘the Buyer’s Solicitors’ means Reed Smith LLP of The Broadgate Tower, 20 Primrose Street, London EC2A 2RS, Ref: CRJ/DJR/RPF/502764;

‘Buy-Back’ means a transfer of the Initial Shares to the Sellers (or their nominee(s)) pursuant to a Buy-Back Notice issued in accordance with clause 5;

‘Buy-Out’ means a transfer of the Retained Shares to the Buyer (or its nominee(s)) pursuant to a Buy-Out Notice issued in accordance with clause 5;

‘Buy-Out Payment’ means any cash payment, or issue or transfer of FXCM Shares to be made pursuant to the Buy-Out Loan Notes;

‘Cash’ means cash and cash equivalents including any amounts owed by East Montauk Ltd and Florianopolis Ltd to the Company pursuant to Disclosed Loans;

‘Claim’ means any claim under this Agreement except for any claim under clause 2, clause 15 and/or Schedule 8;

‘the Company’ means Lucid Markets Trading Limited, particulars of which are set out in Schedule 2;

‘Company’s Cash’ means the Cash of the Company at Completion;

‘Company’s Indebtedness’ means the Indebtedness of the Company at Completion;

‘the Company Intellectual Property’ means:

(a)     (i) any and all substantive written work, designs, systems, computer programs, data and other work product including trading algorithms code and other computer code and (ii) any and all record (in physical or electronic form) of ideas, concepts, know how and techniques created and developed by the Partners, the Connected Persons of the Partners and all persons formerly engaged in the Business in the course of their duties for the Business; and

(b)     any and all Intellectual Property Rights owned or held for use by the Company at Completion or by the Business at any time since incorporation of LM LLP;

‘Competent Authority’ means any national, supra-national, state, municipal or local government (including any court, commission, agency, authority or other body or entity exercising powers on behalf of any of the same) or any quasi-governmental or private body or entity exercising any governmental or quasi-governmental authority or any body or entity exercising regulatory authority pursuant to any legislation, including the European Union and the European Commission;

‘Completion’ means the completion of the sale and purchase of the Initial Shares in accordance with the provisions of clause 7;

‘the Completion Date’ means the date on which Completion takes place;

‘the Completion Loan Notes’ means the US$71,400,000 in nominal amount of three and a half per cent. (3.5%) loan notes in the agreed form set out in Schedule 10 of this Agreement;

‘Condition’ means the condition precedent set out in clause 2.1 of this Agreement;

‘Connected Person’ means, in relation to any person, a person who is connected with that person within the meaning of section 1122 CTA 2010 or section 993 of the Income Tax Act 2007;

‘Consent’ includes any licence, permit, consent, approval, authorisation, agreement, permission, waiver, order or exemption;

‘the Consideration’ means the total consideration payable for the Shares as set out in clause 4.1;

‘Contractor Agreement’ means a contract between: (i) a Partner or a Connected Person of a Partner; and (ii) the Company, relating to the provision of services by a Partner to the Company;

‘Control’ shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by agreement, as trustee or executor, or otherwise and "Controlled" and "Controls" shall be construed accordingly;

‘Controlled Function’ means ‘controlled function’ as defined in FSA Rules;

‘Conversion Rate’ means the spot selling and buying mid-market closing rate for a transaction between the two currencies in question as quoted by the London edition of the Financial Times on any date on which a conversion rate is to be determined in accordance with this Agreement or, if no such rate is quoted on that date, on the first preceding day on which such rates are quoted by the Financial Times;

‘CTA 2010’ means the Corporation Tax Act 2010;

‘the Data Protection Legislation’ means the Data Protection Act 1998 (including all regulations implementing that Act) and the Privacy and the Electronic Communications (EC Directive) Regulations 2003;

‘Default Rate’ means interest at the rate of (3.5%) three and a half per cent per annum;

‘Dierk Reuter's Relevant Proportion’ means the percentage notified to the Buyer by both Sellers prior to Completion;

‘Disclosed’ means fairly disclosed in sufficient detail to enable the Buyer to understand their nature and scope in the Disclosure Letter;

‘the Disclosure Letter’ means a letter of the same date as this Agreement addressed by the Sellers to the Buyer for the purpose of clause 9.2 which is accepted as such by the Buyer;

‘Dormant Lucid Entity’ means Lucid Markets Limited, a private limited company incorporated in England and Wales with Company Number 06861759;

‘Effective Date’ means 14 June 2012;

‘Encumbrance’ means any encumbrance, mortgage, charge, assignment, pledge, lien, option, right of pre-emption, right of first refusal, right of set-off, retention of title or hypothecation howsoever arising, or any interest or equity of any person which has the effect of granting a security interest of any kind whatsoever, and any agreement, whether conditional or otherwise, to create any of the foregoing;

‘Escrow Account’ means the account to be established as set forth in the Escrow Agreement (comprised of an interest bearing cash account and the holding of loan notes and FXCM Shares);

‘Escrow Agent’ means the escrow agent agreed by the parties following signing and prior to Completion;

‘Escrow Agreement’ means the escrow agreement to be entered into at Completion between the Sellers the Buyer and the Escrow Agent;

‘Escrow Reserve’ means the value of any cash and other assets standing to the credit of the Escrow Account at any time such value calculations being subject to the provisions of clause 14.4;

'Exchange Act' means the U.S. Securities Exchange Act of 1934 and all of the rules and regulations promulgated thereunder;

‘the FSA’ means the UK’s Financial Services Authority including any successor Competent Authority to it or any of its successors;

‘FSA Rules’ means the principles, rules and guidance contained in the FSA Handbook made under FSMA;

‘FSMA’ means the Financial Services and Markets Act 2000, the Financial Services Act 2010 and any amendment or successor legislative enactments;

‘FXCM Change of Control’ means the occurrence of any of the following events:

(a)          any person or any group of persons acting together which would constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, or any successor provisions thereto (excluding a corporation or other entity owned, directly or indirectly, by the stockholders of FXCM Inc in substantially the same proportions as their ownership of stock of FXCM Inc) is or becomes the beneficial owner, directly or indirectly, of securities of FXCM Inc representing more than 50% of the combined voting power of FXCM Inc’s then outstanding voting securities; or

(b)          the following individuals cease for any reason to constitute a majority of the number of directors of FXCM Inc then serving: individuals who, on the date of FXCM Inc's initial public offering (the 'IPO Date'), constitute the board of directors of FXCM Inc (the 'board') and any new director whose appointment or election by the board or nomination for election by FXCM Inc’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the IPO Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this paragraph (b);

(c)          there is consummated a merger or consolidation of FXCM Inc with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof, or (y) the voting securities of FXCM Inc immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the person resulting from such merger or consolidation or, if the surviving company is a subsidiary, the ultimate parent thereof, or

(d)          there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by FXCM Inc of all or substantially all of FXCM Inc’s assets, other than such sale or other disposition by FXCM Inc of all or substantially all of FXCM Inc’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by shareholders of FXCM Inc in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale, but, notwithstanding the foregoing, except with respect to sub-paragraph (c)(x) above, an ‘FXCM Change of Control’ shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of FXCM Inc immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting power of, and own substantially all of the shares and voting rights of, an entity which owns all or substantially all of the assets of FXCM Inc immediately following such transaction or series of transactions;

‘FXCM Letter’ means a letter of the same date as this Agreement addressed by the FXCM Parties to the Sellers for the purpose of clause 10.3 which is accepted as such by the Sellers;

‘FXCM Warranties’ means the warranties of the FXCM Parties set out in Schedule 5;

‘FXCM Warranty Claim’ means a claim for breach of any of the FXCM Warranties;

‘FXCM Shares’ means registered shares of Class A common stock in FXCM;

‘Governmental Authority’ means any supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any other supranational, governmental, intergovernmental, quasi-governmental authority, body, department or organisation, including the European Union, or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

‘ICTA 1988’ means the Income and Corporation Taxes Act 1988;

‘ICT Contracts’ means all contracts and arrangements relating to the licensing of the ICT Systems and the provision of computer maintenance and support, web site hosting, data back-up, disaster recovery, facilities management and bureau and on-line services to the business carried on by the Company which are in effect Completion;

‘ICT Systems’ means all computer, communications, data processing, electronic and electronic control systems (whether digital or analogue) used by the Company on Completion for receiving, processing, storing or transmitting data or instructions, including all website, intranet and extranet files and connections, all computer-aided design and manufacturing equipment and all hardware, software and firmware components of all such systems;

‘Indebtedness’ means short-term and long-term debt;

‘Indemnity Claim’ means a claim under any of the indemnities set forth in clause 11;

‘Insolvent’ means in relation to any FXCM Party that (i) it is unable or admits inability to pay its debts as they fall due or by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness; or (ii) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that FXCM Party or any of its assets, or any analogous procedure being taken in any jurisdiction.

‘Initial Shares’ means the 501 Ordinary A Shares owned by Dierk Reuter and the 501 Ordinary B Shares owned by Matthew Wilhelm at the Effective Date which are to be converted, in aggregate, into 1,002 Ordinary C Shares upon Completion immediately prior to being transferred to the Buyer;

‘Intellectual Property Rights’ means all industrial and intellectual property rights including patents, registered and unregistered trademarks and service marks, trade, brand and business names, registered designs and unregistered design rights, copyright, database rights, moral rights (including all such rights in computer software, algorithms and databases, firmware and other digital material), domain names, all rights protecting confidential and proprietary knowledge and information, applications for any of the foregoing, the right to sue for past infringements and the right to apply for or claim priority in respect of any of the foregoing anywhere in the world and all rights of protection of a similar nature to any of the foregoing or having equivalent effect anywhere in the world;

‘the IP Licences’ means all licences, agreements, arrangements, authorisations and permissions in any form whatsoever whether express or implied relating to the use, enjoyment and exploitation -

(a)          by the Company of any Intellectual Property Rights at the Completion Date; and

(b)          by any third party of the Company Intellectual Property;

in effect on Completion but excluding the ICT Contracts subject to such additions to and terminations of them as may occur with the prior written consent of the Buyer between the Effective Date and the Completion Date;

‘IP Warranty Claim’ means a claim for breach of a warranty set forth in Part 3 of Schedule 4;

‘Legislation’ includes all Acts of Parliament, all applicable provisions of the Treaties constituting the European Community, the European Union and the European Economic Area and all orders and regulations made pursuant to such an Act or Treaty or otherwise having the force of law;

‘Long Stop Date’ means the date falling seven months after the Effective Date;

‘Losses’ means all losses or liabilities, damages, claims, demands, proceedings, costs, expenses, penalties, legal and other professional fees and costs;

‘LLP Agreement’ means the agreement between the members from time to time of Lucid Markets LLP;

‘LLP Transfer Agreement’ means the agreement dated 13 January 2012 and entered into between the Company and Lucid Markets UK LLP in relation to the transfer to the Company of the assets and liabilities of Lucid Markets UK LLP;

‘LM LLC’ means Lucid Markets US LLC, a Delaware corporation;

‘LM LLP’ means Lucid Markets UK LLP, a limited liability company incorporated in England and Wales with company number OC344908;

‘Lucid Markets LLP’ means a new limited liability company to be incorporated prior to the Completion Date that is intended to operate the Business following completion of the matters referred to in clause 13.6;

‘the Management Accounts’ means the unaudited management accounts of the Company comprising a balance sheet as at 30 April 2012 and a profit and loss account for a period which ended on 30 April 2012, copies of which are annexed to the Disclosure Letter;

‘Material Contract’ means: (i) the LLP Transfer Agreement and (ii) a contract that has a contract value of US$1,000,000 per annum or more;

‘Matthew Wilhelm's Relevant Proportion’ means the percentage notified to the Buyer by both Sellers prior to Completion;

‘NYSE Trading Day’ any day on which the New York Stock Exchange is open for general business;

'Other Lucid Entities' means LM LLP and LM LLC;

'Ordinary Members' mean the persons who were members of LM LLP immediately prior to the LLP Transfer who are to become members of Lucid Markets LLP, other than the Corporate Member (as defined in the LLP Agreement);

‘Ordinary Members Contingent Payment Agreement’ means the agreements between each Ordinary Member and the Company providing for payments to be made by the Company to the Ordinary Members upon sale of the Shares by the Sellers;

‘Ordinary Members' Entitlement’ has the meaning set out in clause 4.3;

‘Ordinary Members' Proportion’ means the percentage, notified to the Buyer by both Sellers prior to Completion, of Completion Loan Notes and Anniversary Loan Notes and Buy-Out Loan Notes to be allotted to the Company and further allocated pursuant to the Ordinary Members Contingent Payment Agreement;

‘the Partners’ means the natural persons wholly or mainly engaged by the Company for the purposes of the Business at the Completion Date (which, at the Effective Date, consists of those persons whose details are set out in the Disclosure Letter);

‘Proceedings’ means any proceeding, suit or action arising out of or in connection with this Agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this Agreement;

‘Profit Share Payment’ means a payment of a profit shares pursuant to the LLP Agreement;

‘Property’ means the leasehold property interest at 30 Crown Place, London EC4A 2EB being the offices from which the Business is undertaken at the Effective Date;

‘Regulated Activity’ means ‘regulated activity’ as defined in FSMA and any regulations made under FSMA;

‘Relief’ includes any allowance, credit deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any repayment of or saving of Tax (including any repayment supplement or interest in respect of Tax;

‘Representative’ means, in relation to any person, such person’s directors, officers, employees, lawyers, accountants, bankers or other advisers, agents, sub-contractors or brokers;

‘Restricted Business’ has the meaning attributed to that expression in paragraph 1 of Schedule 8;

‘Restricted Territory’ has the meaning attributed to that expression in paragraph 1 of Schedule 8;

‘Retained Shares’ means the 499 Ordinary A Shares owned by Dierk Reuter and the 499 Ordinary B Shares owned by Matthew Wilhelm which will not be transferred to the Buyer at Completion;

'SEC Documents' means (i) FXCM Inc's Annual Report on Form 10-K for the year ended December 31, 2011, (II) FXCM Inc's Quarterly Report on Form 10-Q for the three months ended March 31, 2012, (III) FXCM Inc's Definitive Proxy Statement filed on April 30, 2012 and (iv) each current report on Form 8-K (excluding the information deemed to be furnished and not filed therewith) during the period commencing on January 1, 2012 and ending on the Effective Date, each filed with the U.S. Securities and Exchange Commission.

'Securities Act' means the U.S. Securities Act of 1933 and all of the rules and regulations promulgated thereunder;

‘the Seller Solicitors’ means Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London, E14 5DS, England, Ref: Lorenzo Corte;

‘Seller’s Relevant Proportion’ means each of Dierk Reuter's Relevant Proportion and Matthew Wilhelm’s Relevant Proportion in relation to each of the Completion Loan Notes, Additional Loan Notes, the Anniversary Loan Notes and Buy-Out Loan Notes, as the case may be;

‘Seller’s Allocated Liability’ means the liability of each of Dierk Reuter and Matthew Wilhelm calculated as a percentage of the aggregate of the Completion Loan Notes, the Anniversary Loan Notes and the Buy-Out Loan Notes (including Ordinary Members’ Entitlement) actually paid by the Buyer such percentage being notified to the Buyer by both Sellers prior to Completion;

‘Shareholders Agreement’ means the agreement between the Buyer, the Sellers, Holdings and FXCM Inc in agreed form;

‘the Shares’ means all the issued shares in the Company (being the Initial Shares and the Retained Shares);

‘Tax’ includes all taxes, duties, levies, imposts, charges, deductions and withholdings of any nature whatsoever, whether created or imposed in the United Kingdom or elsewhere, which are collected and administered by any Tax Authority, including any excise, property, value added, sales, use, occupation, transfer, franchise and payroll taxes and any national insurance or social security contributions, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them and regardless of whether such taxes, duties, levies, imposts, charges, deductions, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount of them is recoverable from any other person;

‘Tax Authority’ means any governmental, local government, fiscal or other authority competent to impose, assess, administer or collect any Tax, including H.M. Revenue & Customs;

‘Tax Claim’ means a claim under the Tax Schedule or for breach of any of the Tax Warranties;

‘the Tax Schedule’ means Schedule 9 to this Agreement;

‘Tax Warranties’ means the warranties contained in Part 3 of Schedule 4 and any other of the Warranties insofar as they relate to Tax;

‘Title Warranty Claim’ means any claim for breach of a warranty set forth in paragraphs 1 and 2 of Part 1 of Schedule 4;

‘Transaction’ means the acquisition by the Buyer of the Initial Shares and if applicable the Retained Shares;

‘Transfer’ means, in respect of any FXCM Share, property or other asset, any sale, assignment, transfer, distribution, exchange, mortgage, pledge, hypothecation or other disposition thereof, whether voluntarily or by operation of law (but excluding a transfer to the estate of a Seller or Ordinary Member on the death of that Seller or Ordinary Member), directly or indirectly, in whole or in part;

‘Transaction Documents’ means this Agreement, the Escrow Agreement, the Shareholders Agreement, the Completion Loan Notes, the Additional Loan Notes, the Anniversary Loan Notes, the Buy-Out Loan Notes and any other documents to be entered into pursuant to any such documents;

‘the UK’ means the United Kingdom of Great Britain and Northern Ireland;

‘US’ and ‘United States’ means the United States of America, its territories, possessions and other areas subject to the jurisdiction of the United States of America;

'US GAAP' means United States generally accepted accounting principles;

‘USD’, ‘US$’ and ‘$’ denotes the lawful currency of the United States from time to time;

‘Warranty Claim means a claim for breach of any of the Warranties other than the Tax Warranties; and

‘the Warranties’ means the warranties of the Sellers contained in Schedule 4.

2	In this Agreement, unless the context otherwise requires -

(e)          a reference to a statute, statutory provision or EC Directive includes a reference to -

(i)          that statute, provision or EC Directive as amended, re-enacted, replaced or modified on the Effective Date;

(ii)         any future statute, provision or EC Directive which re-enacts or replaces it provided that, as between the parties to and for the purposes of this Agreement, the re-enactment or replacement shall only apply to the extent that it does not adversely affect the rights of or obligations on any party; and

(iii)        any order, statutory instrument, regulation or other subordinate legislation made from time to time under the relevant statute or EC Directive;

provided that, as between the parties, no such amendment or re-enactment shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party, and “law” and “enactment” includes any legislation in any jurisdiction;

(f)          a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English legal term and a reference to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction;

(g)          in construing this Agreement the so-called “ejusdem generis” rule does not apply and accordingly the interpretation of general words is not restricted by (i) being preceded by words indicating a particular class of acts, matters or things; or (ii) being followed by particular examples

(h)          a reference to a document ‘in the agreed form’ is a reference to the form of that document signed or initialled for identification purposes by or on behalf of the parties to this Agreement;

(i)          a reference to ‘writing’, or any cognate expression, is a reference to any mode of representing or reproducing words in a visible, non-transitory form (but does not include a reference to e-mail or other mode of representing or reproducing words in electronic form);

(j)          where any statement in this Agreement or in the Disclosure Letter is qualified by the expression ‘so far as the Sellers are aware’ or ‘to the best of the knowledge of the Sellers’, or any cognate expression, that expression shall be read as referring to the actual knowledge of Dierk Reuter and Matthew Wilhelm and that expression shall be deemed to include an additional statement that it has been made after due and careful enquiry, and such named individuals shall be deemed to have knowledge of anything of which they ought reasonably to have had actual knowledge had such due and careful enquiries been made;

(k)          any phrase introduced by the terms ‘including’ or ‘in particular’, or any cognate expression, shall be construed as illustrative and not limiting of any preceding words;

(l)          a reference to ‘a party’ is a reference to a party to this Agreement;

(m)          a reference to a “person” shall be construed so as to include any individual, firm, body corporate, joint venture, unincorporated association, partnership, trust, government, governmental body, authority or agency (whether or not having separate legal personality), and a reference to a person includes a reference to that person's successors and assigns; and

(n)          a reference to a clause or a Schedule is a reference to a clause of or a Schedule to this Agreement; a reference to a paragraph (unless otherwise stated) is a reference to a paragraph of the Schedule in which the reference appears; and a reference to this Agreement includes a reference to each Schedule.

Executed and delivered as a deed by	)
Dierk Reuter	)
/s/Dierk Reuter
Dierk Reuter

in the presence of:

Witness Signature:	/s/David Quartner

Witness Name: David Quartner

Address: 16 Pellatt Road

SE 22 95A, London UK

Occupation: Lawyer

Executed and delivered as a deed by	)
Matthew Wilhelm	)
/s/Matthew Wilhelm
Matthew Wilhelm

in the presence of:

Witness Signature:	/s/David Quartner

Witness Name: David Quartner

Address: 16 Pellatt Road

SE 22 95A, London UK

Occupation: Lawyer

Executed and delivered as a deed by	)
FXCM UK Merger Limited	)
acting by two directors or a director in the	)
presence of a witness	)
/s/David Sakhai
Director

if in the presence of a witness:	/s/Jared Daniel Verteramo
Witness

Witness Name: Jared Daniel Verteramo

Address: 55 Water Street

New York, NY 10041

Occupation: Securities Counsel

Executed and delivered as a deed	)
by FXCM HOLDINGS, LLC	)	/s/David Sakhai
a company incorporated in Delaware		Name: David Sakhai
acting by an authorised signatory who in		Title: Chief Operating Officer of FXCM
accordance with the laws of that territory		Inc., its Managing Member
is acting under the authority of that company

Executed and delivered as a deed	)
by FXCM, INC.	)	/s/David Sakhai
a company incorporated in Delaware		Name: David Sakhai
acting by an authorised signatory who in		Title: Chief Operating Officer
accordance with the laws of that territory
is acting under the authority of that company